U. S. Securities and Exchange Commission
                            Washington, D.C. 20549

                                 FORM 10-SB/A
                               AMENDMENT NO. 2

                  GENERAL FORM OF REGISTRATION OF SECURITIES
                          OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                        Commission File No. 000-29209

                       21st CENTURY TECHNOLOGIES, INC.
                      ----------------------------------
                (Name of Small Business Issuer in its Charter)

             NEVADA                                      48-1110566
       --------------------------                  -----------------------
(State or Other Jurisdiction of                   (I.R.S. Employer ID. No.)
incorporation or organization)


                           2513 East Loop 820 North
                             Ft. Worth, TX 76118
                ----------------------------------------------
                    (Address of Principal Executive Offices)

      Issuer's Telephone Number, including area code: (817) 284-0099
               Facsimile Number:                        (817) 284-7528



     Securities Registered under Section 12(b) of the Exchange Act:

                                    None.

     Securities Registered under Section  12(g) of the Exchange Act:


                     $0.001 Par Value Common Voting Stock
                                Title of Class

                              Table of Contents

                                    PART I

Item 1: Description of Business

Item 2: Management's Discussion and Analysis or Plan of Operations

Item 3: Description of Property

Item 4: Security Ownership of Certain Beneficial
        Owners and Management

Item 5: Directors, Executive Officers, Promoters and
        Control Persons

Item 6: Executive Compensation

Item 7: Certain Relationships and Related Transactions

Item 8: Description of Securities


                                   PART II

Item 1: Market Price for Common Equity and
        Dividends of 21st Century Technologies, Inc.
        and Other Shareholder Matters

Item 2: Legal Proceedings

Item 3: Changes In and Disagreements With Accountants

Item 4: Recent Sales of Unregistered Securities

Item 5: Indemnification of Directors and Officers


                                   PART F/S

Index to Financial Statements


                                   PART III

Item 1: Index to and Description of Exhibits

                                    Part I

ITEM 1. DESCRIPTION OF BUSINESS

Business Development
-------------------

21st Century Technologies, Inc. (the "Company") is a Nevada corporation. The Company merged into a "public shell" (formerly First National Holding Corporation) after acquiring certain assets of Innovative Weaponry Weaponry, Inc., a debtor in bankruptcy and commenced trading on June 1, 1995. The authorized capital of the Company is 200,000,000 shares of common voting stock par value $.001 per share. The Company has issued 51,667,753 shares effective March 31, 2000 and on a fully diluted basis 79,587,253 shares.

Organization and Charter Amendments
------------------------------------

The following amendments to the Articles of Incorporation of the Company (formerly First National Holding Corporation as filed January 28, 1994 with the Nevada Secretary of State) have been made since its organization.

1. On September 9, 1994, a Merger Agreement was entered into by and between First National Holding Corporation, a Nevada corporation, and First National Holding Corporation, a Delaware corporation with the Nevada corporation as the surviving entity.


2. On September 19, 1994 an amendment was filed with the Nevada Secretary of State changing the name from First National
      Holding Corporation to Innovative Weaponry, Inc.

3. On May 19, 1995, First National Holding Corporation (Nevada) filed Articles of Merger with First National Holding
      Corporation, a Delaware corporation, with the Nevada Secretary of State with the Nevada corporation as the surviving entity.

4. On September 25, 1995, an amendment was filed with the Nevada Secretary of State changing the name from Innovative Weaponry, Inc. to 21st Century Technologies, Inc.

5. On June 12, 2000, an amendment was filed with the Nevada Secretary of State correcting the authorized capital from 50,000,000 to 200,000,000 and granting option holders, bond, debenture and other persons to whom the Company may be financially obligated to the same voting rights as shareholders in accordance with Nevada Revised Statutes ("NRS") 78.197 and 78.200, respectively.

      Specifically, under NRS 78.197, a corporation may provide in its articles of incorporation that the holder of a bond, debenture or other obligation may have any of the rights of a stockholder in the corporation. This means that if the Company were to issue in the future (a) a bond; (b) a debenture; or (c) any other obligation that it could grant the holder of these instruments any of the rights enjoyed by shareholders, including the right to vote on shareholder matters.

      Specifically, under NRS 178.200, a corporation may create and issue, whether in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its stock of any class or classes, to be evidenced by or in such instrument or instruments as are approved by the board of directors. The terms upon which, the time or times, which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such a right or option must be fixed and stated in the articles of incorporation or in a resolution or resolutions adopted by the board of directors providing for the creation and issue of the rights or options, and, in every case, set forth or incorporated by reference in the instrument or instruments evidencing the rights or options.

      The Company has not granted any such voting rights to holders of any options, bonds, debentures or other obligations and therefore the effect, if any, on shareholders is not applicable with respect to the provisions of NRS 78.187 and 78.200.

      However, the Company could in the future issue options, bonds, debentures or other obligations wherein it grants the holder shareholder voting rights based upon the amount of the obligation; whether secured or non-secured; the interest to be paid on the obligation; the duration or term of the obligation, and other economic factors. The total number of shareholder votes to be granted to the holders of options, bonds, debentures and other obligations could not exceed the authorized share limitation for the Company of 200,000,000 shares less the number of shares issued and outstanding.

      It is possible that these option, bond, debenture and other obligation holders of the Company could in the aggregate maintain majority control over shareholder matters in consideration of their investment in the Company or in the case of Kenneth E. Wilson, Chairman, President and Chief Executive Officer voting rights with respect to the 19,000,000 shares due him (i.e. obligations)from the Company as a result of his consultancy and employment.


Changes of Control During the Past Three Years
----------------------------------------------

In September of 1994, the Board of Directors entered into a consulting contract with Kenneth E. Wilson, the Company's current Chairman, President and Chief Executive Officer.
This agreement required the Company to issue 1,000,000 shares of Company common stock to Mr. Wilson and to compensate him at the rate of $10,000.00 per month. In the event it was unable to pay Mr. Wilson in cash, the Company agreed that it would issue to him common stock in amount equal to $0.02 per share

(which was the share price at the
time the consulting contract was executed.) Subsequently, the Company was only able to pay Mr. Wilson $10,000 per month from September 1994 through December 1994.

In January 1995, the Company and Mr. Wilson re-negotiated the agreement to remunerate him solely in stock of the Company. This was necessary because of the Company's cash flow position and inability to pay Mr. Wilson under the original consulting agreement. The new agreement provided
Mr. Wilson would continue to perform services for the Company in exchange for 500,000 shares of Company common stock per month. As of the expiration date of the new agreement, January 5, 1998, Mr. Wilson had earned a total of 19,000,000 shares of the Company's common stock.

Further, the new agreement required that the stock not be issued until after the end of the initial term of the agreement, which was three years. However, to date, no shares have been issued to Mr. Wilson at his request, firstly because of the income tax consequences to him, and secondly, because the shares were required by the Company for its own corporate financing needs to raise additional working capital. Before any shares are issued to Mr.
Wilson, the Company will provide advance public disclosure to its shareholders of the full details.

See the caption "Security Ownership of Certain Beneficial Owners and Management", Item 4, for information respecting the beneficial ownership of securities of the Company by Kenneth E. Wilson and others; and see caption "Directors, Executive Officers, Promoters and Control Persons," Item 5, for other material information regarding these persons.


Business
--------

The Company has five subsidiaries:

1. Innovative Weaponry Incorporated.

Innovative Weaponry is a manufacturer of tritium products available in night sights and other "night seeing" sights in the weapons industry. Both military and private gun owners currently purchase tritium based night sights with additional applications currently under research and development. The Innovative Weaponry products feature multi-color tritium sights with the front sight brighter than the rear sight thereby enhancing low light sighting. Innovative Weaponry products have been sold to Original Equipment Manufacturers, certain members of the United States military (including two Navy Seal Teams and, United States Customs, Drug Enforcement, Fish and Game, and state and local police departments nationwide. Specifically, the Texas Department of Public Safety purchased five thousand (5,000) sets of sights to equip the patrol officers. Two Navy Seals teams purchased five hundred (500) sets of sights to equip the teams' hand guns. The United States Army received one hundred (100) sets of sight for testing. H & K purchased seven thousand (7,000) sets of sights for resale. During the past several years the company has outfitted numerous state and local police departments through out the United States with PT Night Sights on their officers hand guns.

Innovative Weaponry sells under the federal trade mark protected name "PT Night Sights TM" a multi-color 3-dot night sight using the radioactive isotope "tritium" in encapsulated form to provide light in low light and no light situations. The Company's competition is (1) Ultimate Weapons Systems selling under the trade name "Trijicon"; (2) Meprolight; and (3)Trilux. Each of these companies is private and no public sales figures are available. We have the smallest market share of all of our competitors.

Tritium, is a radioactive product, which is highly regulated by the U.S. Nuclear Regulatory Commission ("NRC"). Innovative Weaponry is licensed with the NRC to import "tritium" in connection with the manufacture of its night sights. Innovative Weaponry is a New Mexico corporation and is 100% owned by the Company.

Innovative Weaponry continues the business of Innovative Weaponry, Inc., a New Mexico corporation, which filed a Chapter 11 bankruptcy plan in the U.S. Bankruptcy Court for the District of New Mexico on August 26, 1994. Key to the business is the use of the radioactive isotope "tritium" which is luminescent (i.e. tritium glows in low and no light environments.)

2. Trident Technologies Incorporated.

Trident Technologies Corporation ("Trident"), a manufacturer of the Gripper (a magnetic climbing device worn on the hand and feet) and the Sea Patch formerly called the Underwater Seal. Trident is a Nevada corporation and is 100% owned by the Company. The Sea Patch is a magnetic "cam-on/cam-off" device used to seal leaks in the metal hulls of ships with both disaster and environmental markets. Trident has experienced insignificant sales to date of both the Gripper and Sea Patch. In November 1998, Trident redesigned the Sea Patch when it was introduced at the Ship Repair and Conversion Exhibit '98 in London, England. Trident intends on marketing the Gripper and Sea Patch to the maritime and salvage repair industries.

The magnetic technology utilized by Trident is licensed from the Los Alamos National Laboratory ("Los Alamos National Lab") in Los Alamos, New Mexico. The license is set-forth in a "Limited Exclusive Patent License Agreement Between The Regents of the University of California and Trident Technologies Corporation for Seal Device for Ferromagnetic Containers" (Los Alamos Control Number 97-41-00226.)

The Gripper was invented at the Los Alamos National Lab at the request of the United States Department of Defense. The technology transfer from Los Alamos Lab to Trident was facilitated through Trade Partners International, Inc. The founder and President of Trade Partners was Dr. Thomas E. Murphy who is a recognized national expert in the field of special operations, paramilitary, and counter-terrorist operations and activities. Trident holds an exclusive worldwide, all applications license to commercially exploit the technology.

The Grippers are "worn" on hands and feet to enable the user to climb or traverse any steel surface. It is a lightweight magnetic device (each Gripper weighs only 1.5 pounds) that attaches to any ferromagnetic material-iron, steel, or their alloys. It fastens smoothly to a surface and can be attached or detached with only one hand or foot. Using a set of Grippers (i.e. two devices on the hands and two on the feet) the user can climb a vertical surface, releasing and repositioning the Grippers as he ascends. Wearing Grippers, a person can move up, down, or sideways with relative ease.

The Gripper technology is patented in the United States with potential applications in such areas such as bridge inspection, tank inspection, underwater welding on ship's hulls, underwater inspection of off-shore oil rigs structural support towers, ship's hull inspections, coating inspections, emergency repairs on ship's hulls, etc.

The Sea Patch is also under developmental license from the Los Alamos National Lab. The technology is based on a patented magnetic-hydraulic means of implementing emergency ship, storage container, pipeline and other repairs where surface integrity has been breached as in the case of a rip or tear to a ship's hull. This technology poses a new approach to resolving a problem having high public visibility due to the extensive environmental focus on hazardous chemical and oil spillage in the environment from pipelines, storage containers, railroad cars and marine transport vessels.

This technology utilizes certain aspects of the "Gripper" magnetic pack and cam-on-cam-off technology to attach a compression Patch to tears, stress fractures and punctures in a ship's hull above or below the waterline.

3. Griffon USA, Inc.

Griffon USA, Inc. ("Griffon"), is an importer and licensee of Continental Weapons (Pty), Inc., a South African manufacturer of a replica 1911 Colt 45 sidearm, rifles and other guns. Griffon is regulated by the U.S. Bureau of Alcohol, Tobacco and Firearms. Griffon is a Nevada corporation and is 100% owned by the Company.

4. CQB Armor, Inc.

CQB Armor, Inc. ("CQB Armor"), is a Nevada corporation 100% owned by the Company. CQB Armor was formed for the purpose of acquiring a line of soft and hard body armor for the military, law enforcement, and private protection services. The acquisition failed to close due to financial terms and CQB Armor has remained inactive. The Company has no current plans to activate CQB Armor.

5. Trade Partners International, Inc.

Trade Partners International, Inc. ("Trade Partners") was not actively engaged in any trade or business, acting solely as a technology transfer facilitator of the magnetic technology license from the Los Alamos Lab, until October 15, 1999, when it entered into a Memorandum Agreement with FinnCo Manufacturing, LLC, a privately owned corporation based in South Africa. Under the terms of the distribution agreement, Trade Partners has the right to distribute a mono-ethylene glycol and water based product used to prevent punctures in tube and tubeless tires (the "sealant") exclusively in the U.S., Canada, Caribbean, India and Mexico for a ten-year initial period subject to extension. Trade Partners is a Nevada corporation and is 100% owned by the Company.

Distribution Methods of the Products or Services
------------------------------------------------

The Company's distribution methods vary with each subsidiary. The Innovative Weaponry, Griffon and Trade Partners subsidiaries sell their products and services through a combination of (1) direct sales; (2) sales through 5 distribution agents; and (3) sales through manufacturers and supply houses. The Trident subsidiary has sold a limited amount of its Gripper products directly to customers. The distribution of Trident's Sea Patch will utilize both direct sales and agency representation in the maritime salvage and repair industry.

Competitive Business Conditions
-------------------------------

The Company depends on the quality of its products and a discounted pricing strategy in comparison to its competitors. The risks associated with this strategy are that we often must operate on a lower profit margin than our competitors to gain market share. The demand for the Innovative Weaponry line of tritium enhanced gun sights has grown due to our increased marketing efforts. Expanded crime prevention and discretionary equipment funding by federal and state governments makes it easier for law enforcement to afford options like the PT Night Sights TM when ordering new equipment. Without this funding, individuals must pay for these options themselves. Often we must work with customers after the sale to help them locate financing within their own budgets or to provide assistance in the preparation of requisitions for funding.

Handguns are a highly politicized issue subject to increased public sector and governmental scrutiny similar to the tobacco industry. The Company does not believe, however, that this scrutiny is directed towards the military and law enforcement sectors (which comprise the majority of Innovative Weaponry sales to date).

The demand for the Trident line of products is untested, but we believe that it should increase following certification by the American Bureau of Shipping and increased product awareness in the maritime industry. In addition, we believe that the maritime industry is concerned over anti-pollution enforcement efforts by the Department of Justice, which have resulted in multi-million dollar fines. We believe that the Sea Patch provides a tool to fight pollution by leakage from ship's hulls, pipelines, tanks and other metallic containers.

Competitive Advantages & Differentiation
----------------------------------------

The Company has the following competitive advantages and differentiation of its respective subsidiaries' products and services. Innovative Weaponry is one of three U.S. manufacturers who use
"tritium" for gun sights.   Innovative Weaponry is currently the only
importer of "tritium" from South Africa. Its two competitors import from either Switzerland or Canada where they enjoy exclusivity. The license to import "tritium" is issued by the U.S. Nuclear Regulatory Commission. This license confers a competitive advantage in that any new manufacturer of gun sights would have to obtain regulatory approval to import "tritium". Although it is possible that a new manufacturer could obtain the necessary license to import "tritium" in order to compete with Innovative Weaponry, the issuance of the license may delay market entry thereby providing the Company with a slight competitive advantage.

PT Night Sights TM represents a narrow market segment for gun users who desire help in alleviating the poor level of accuracy in low light conditions. PT Night Sights TM are sold primarily to the military, sportsmen, law enforcement, government agencies and gun enthusiast, and therefore does not have wide appeal to all gun users.

Innovative Weaponry was the first manufacturer in the United States to introduce the multi-colored 3-dot design for tritium enhanced gun sights. Its two competitors produced an "all green" version that can cause some confusion in the lining-up of the sights, but have now introduced multi-color sights. Innovative Weaponry provides custom work (although it is often time consuming and with narrow profit margins) for a broad line of guns and offers a 15-year warranty on its products as a means of providing extra services to its customers. Its two competitors when surveyed offered only limited custom work and warranties of 10-12 years on its tritium night sights. Because of the Gripper and Sea Patch patented technology there are no other companies with similar technology in the market place.

The magnetic technology utilized by Trident is licensed from Los Alamos National Lab and, therefore, competitors would have to replicate the technology in such a manner as not to infringe upon the aforesaid intellectual property. Trident has adopted an intellectual property protection program with respect to its magnetic technology the effectiveness of which will be dependent upon having sufficient resources to take appropriate legal action against possible infringement. The market for Trident's Gripper and Sea Patch has been relatively untested to date. The future growth of Trident will depend on the acceptance of its products. As the market for Trident's products expands it can be expected that competitors will seek to introduce alternative products. Trident will seek to differentiate its products based upon superior design, functionality and customer support.

The maritime industry represents the largest market for the Gripper and Sea Patch. In conjunction with maritime insurance carriers, dry dock repair and salvage operators, Trident will be able to offer its technology to the maritime industry.

Trident has submitted the Sea Patch to the American Bureau of Shipping for classification. The American Bureau of Shipping is one of the world's leading ship classification societies. The primary purpose of American Bureau of Shipping is to determine the structural and mechanical fitness of ships and other marine structures for their intended purpose. It does this through a procedure known as classification. Classification involves the establishing and administering of standards, known as Rules, for the design, construction, and operational maintenance of marine vessels and structures. As a not-for-profit and non-governmental organization, American Bureau of Shipping acts as a self-regulating agency to the international marine industry, with the mission of promoting the safety of life, property, and natural environment.

The Griffon subsidiary faces strong competition from established handgun manufacturers who have established name brand identity and a strong consumer following. Griffon believes that the suggested retail price of $450 for the 1911 Colt 45 replica will enable it to penetrate market share since similarly equipped hand guns are priced in the range of $600 per gun. In addition, the Griffon 1911 Colt 45 replica will come with the added feature of having affixed a PT Night Sight? (which is manufactured by its sister subsidiary, Innovative Weaponry), other custom up-grades (such as gun handle), and an optional leather holster. All of these custom features will help differentiate the Griffon's product in the eyes of the consumer. In addition, Griffon will benefit from its ability to cross sell existing customers of Innovative Weaponry (who have already established themselves as satisfied customers of the Company).

The CQB Armor subsidiary is inactive. However, any proposed body armor business will face strong competition from a number of established body armor companies. As with the Griffon subsidiary, CQB Armor should benefit from cross selling to existing customers of Innovative
Weaponry.

The Trade Partners subsidiary will face strong competition from a number of established sealant companies. However, the unique properties of the sealant make it "water friendly" giving it an advantage over sealant that tend to clump when exposed to moisture. Trade Partners will demonstrate its sealant at trade shows and seek to penetrate large distribution channels such as established chain stores and outlets. Trade Partners enjoys a 10-year exclusive on the sale of the tire sealant.

Patents, Trademarks, Licenses, Franchisees, Concessions, Royalty
----------------------------------------------------------------
Payments or Labor Contract
--------------------------

The Innovative Weaponry subsidiary has a license from the Nuclear
Regulatory Commission to import "tritium" a radioactive isotope from South Africa. Currently, Innovative Weaponry is importing 100% of its "tritium" from suppliers in South Africa.

The Trident subsidiary has an exclusive Los Alamos National Lab license granted through Trade Partners to use patented and trade secret protected magnetic technology used in the Gripper and the Sea Patch. The License Agreement was originally valued at $75,000. Subsequently, it was re-negotiated and the Company acquired all of the common stock of Trade Partners in a Type B reorganization.

Trident, as sub-licensee, is obligated to pay a royalty fee of 8.0% on net income (as defined in the License Agreement) of products sold using the patented technology. Further, Trident is to pay an annual maintenance fee, which was $24,000 for the third year and all subsequent years of the License Agreement. All royalty fees paid during a specific year are to be credited to that year's maintenance fee and the maintenance fee requirement is considered met if the royalty payments during a License Agreement year are equal to or exceed the required maintenance fee.

The Griffon subsidiary has an exclusive import license granted to it by Continental Weapons International (Pty) Ltd. of South Africa who manufactures the 1911 Colt 45 replica. The South African manufacturer charges Griffon a flat rate on goods purchased based on volume of sales and other marketing considerations. Prices are inclusive of all payments and there is no separate license or royalty payment due on Griffon's purchases.

Need for Governmental Approval of Principal Products or Services
----------------------------------------------------------------

The Innovative Weaponry subsidiary will continue to need ATF and NRC approval to continue to do business. The Griffon subsidiary will continue to need an import license from the ATF in order to continue its business. The grant of these licenses from governmental agencies is subject to certain record keeping requirements, periodic inspections, and timely reporting. If either Innovative Weaponry or Griffon failed to comply with these requirements it is possible that the responsible government agency could cancel, suspend, or qualify those companies right to do business in regulated fields.

Effect of Existing or Probable Government Regulations on Business
-------------------------------------------------------------------


Currently, the existing regulations of the ATF and NRC impact upon the Company's business with respect to the Innovative Weaponry subsidiary and the ATF with respect to the Griffon subsidiary, which imports and distributes hand guns from South Africa.

The Company believes that there is a push towards legislation mandating some type of lock on firearms as a safety measure. In addition, there may be an attempt by both the public and private sectors to hold firearm manufacturers liable for damages caused by a criminal who while committing a crime uses a firearm to cause harm or death. Class actions in the asbestos, breast implant and cigarette industries are examples of this type of litigation.

Class action litigation against handgun manufacturers by Attorney Generals of various states, municipalities and federal governmental agencies has been initiated against well-known manufactures such as Colt Industries, Inc. As a result, many hand gun manufacturers are being forced to defend multimillion dollar lawsuits seeking damages for personal and property damages caused by the illegal use of hand guns by criminals. These class actions are in the very early stages of litigation and it is uncertain whether these actions will go forward to trial. If these class actions are not settled their impact on gun manufacturers could result in monetary judgments that could effectively bankrupt these manufacturers.

We distribute handguns through our Griffon subsidiary as opposed to being a manufacturer. To date, sales of Griffon's line of replica handguns has been limited to less than 500 Colt 45 1911 replicas. If we were to stop selling the Griffon line of handguns to the public because of a change in handgun legislation or anti-handgun lobbying efforts, it would result in a loss of 14% of total revenues with 85% of revenues derived from sales by Innovative Weaponry.

There will be no impact on Innovative Weaponry since it does not manufacture hand guns limiting its business to re-fitting hand guns with PT Night Sights TM. However, Innovative Weaponry is highly regulated in its importation, storage, and distribution of radioactive gaseous "tritium". Various countries, including Canada, Russia, South Africa, and Switzerland, supply tritium.

"Tritium" is a radioactive isotope of hydrogen and is highly regulated to prevent over-exposure which can be dangerous and even life threatening to humans. Tritium emits low energy beta particles and almost no gamma rays transforming itself simultaneously into helium. This process is called radioactive decay and proceeds at an unalterable rate for each type of radioisotope. The time required for a radioactive isotope to decay is half of its original strength or to lose half of its activity is called "half-life". Tritium decays with a half-life of 12.3 years. The conventional unit of measurement of radioactivity is the Curie (symbol Ci) (3.7 x 10 disintegration per second). The newer, S.1., Unit is the Becquerel (symbol Bq) (1 disintegration per second). Ionizing radiation is part of our natural surroundings. The natural sources of radiation include: minerals in the earth; radioactive gasses in the air; cosmic rays from outer space and the sun. All of these sources are referred to as "natural background" radiation. Some manufactured products, such as building materials and luminous paints, as well as, our food and water, contain small quantities of radioactive material. Also, for many years, X-rays have been used for medical purposes.

When a person is exposed to radiation, some of it is absorbed by the body causing ionization of molecules of tissue. The amount of radiation that is absorbed is measured as a "radiation dose". Two units of dose measurement are currently in use. The conventional unit is the "rem". The other unit is Sievert (Sv) with 1 Sv equal to 100 rems. In terms of strength, 1 rem and 1 Sv are relatively large doses of radiation. It is more usual to refer to lilrem (abbreviated as mrem) which represents one-thousandth of a rem and a milliSiever or mSv.

In everyday life, we are exposed to different sources of radiation as follows:

Natural Background            1 to 3.5 mSv per year
Medical X-Ray                 0.002 mSv per year
Chest                         0.06 mSv per year
Skull                         0.20 mSv per year
Spinal Column                 1.30 mSv per year
Upper GI                      2.45 mSv per year
Abdomen                       0.55 mSv per year
Barium Enema                  4.05 mSv per year
Pelvis                        0.65 mSv per year
Bone Fracture                 0.01 mSv per year
Tritium Encapsulated          0.001 mSv per year or less

The Company has insurance coverage as follows: $10 million face, $1 million radioactive liability policy, $1 million per instance, $1 million product liability, $5 million gun, and general liability. The Company does not believe that it is subject to environmental or personal injury liability with respect to exposure to its "tritium" based product used in gaseous form to light devices (even assuming the destruction of the encapsulated tritium in its entirety). Nonetheless, the Company maintains strict safety guidelines in the handling, storage and manufacture of its tritium products. Innovative Weaponry has passed all of its NRC and State of Texas audits for each of its years of operation.

Research and Development
------------------------

The Company has a limited research and development group devoted principally to the design applications for the Gripper and Sea Patch. Any design patents are covered by the Los Alamos National Lab license that developed the core magnetic technology.

Number of Employees
-------------------

The Company currently employs 19 full time, 2 part time employees, and 2 outside consultants. We train our employees in house and are not dependent on recruitment programs. All of our hourly employees are at will with hourly wages based upon level of experience and the length of employment.


Risk Factors
------------

We have been in operations for the past five years, but have failed to achieve profitability in our subsidiaries on a consolidated basis.
This has necessitated that sale of additional shares by the Company in order to raise working capital. Further, the market for our shares has been limited necessitating the sale of large blocks of shares at discounted prices. The Company's liquidity has been adversely affected by continued expenditures on expanding our subsidiaries businesses during times when they experience lack of profitability.

Limited Operating History.
-------------------------

We have a limited operating history of five years. The following table reports revenue from each subsidiary from 1995 through December 31, 1999.

                    Revenues of Wholly Owned Subsidiaries
             And Percentage Attributable to Consolidated Revenues
               For the Five Year Period Beginning 1995 through
                              December 31, 1999

            1995/%         1996/%         1997/%         1998/%          1999/%

Innovative  $599,605/100%  $247,735/100%  $712,471/100%  $1,673,443/98%  $754,734/85%
Weaponry

Trident     n/a            n/a            n/a            $ 27,570/2%     $  5,500/1%

Griffon     n/a            n/a            n/a            n/a             $131,695/14%

Trade
Partners    n/a            n/a            n/a            n/a             $0

CQB Armor   n/a            n/a            n/a            n/a             $0

Total       $599,605       $247,735       $712,471       $1,701,013      $882,929



ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview
--------

Management has focused on increasing sales of the PT Night Sights? to law enforcement and the military. Direct sales marketing has been headed-up by Kenneth E. Wilson who as Chairman, President and CEO deals directly with police departments across the country.

Innovative Weaponry attended trade shows including the Shot Show in Atlanta (January 1999); International IWA in Nuremberg, Germany (March
1999); Trexpo West (Los Angeles June 1999); Trexpo East (Washington, D.C. June 1999); International Chief's of Police (North Carolina October 1999); and the National Wholesalers Buying Show (October 1999).

Trident has established a representative office in Denham Springs, LA that is in close proximity to the gulf port facilities surrounding New Orleans, LA. The Trident subsidiary introduced its product lines at a maritime and salvage trade show in London, England in the Fall of 1998. Trident attended the Maritime Ship Repair and Emergency Response Seminar (Washington, DC August 1999); the HAZMAT Show (St. Louis, MO April 2000); the Offshore Technology Conference (Houston, TX May 2000).

The Griffon subsidiary has imported to date less than 700 1911 Colt 45 replicas with an order of 1,000 additional replicas subject to importation upon securing financing.

Trade Partners attended the Inter Bike trade show in Las Vegas, NV during September 1999.

The company's plans to acquire CQB Armor, U.S. Optics and Truglow have been abandoned with no material effect on the company. The CQB Armor subsidiary is inactive.

Government Regulation and Legal Uncertainties.
---------------------------------------------

We are regulated by the SEC, federal and state securities laws.
Finally, we are regulated by any rules and regulations pertinent to companies listed on the over-the-counter bulletin board and pink sheets.

ATF, NRC, OSHA and Texas Department of Health
-----------------------------------------------

The Company is currently regulated by three agencies of the United States and the Department of Health of the State of Texas in connection with its activities involving firearms and "tritium", a radioactive isotope gas. These agencies are the Bureau of Alcohol, Tobacco and Firearms (the "ATF"); the Nuclear Regulatory Commission (the "NRC"); the Occupational Health and Safety Administration ("OSHA") and the State of Texas.

The ATF regulates the import and sale of firearms by Innovative Weaponry and Griffon. The NRC regulates the importation of "tritium" and its use in the manufacture of PT Night Sights TM. Each of these agencies has respectively granted Innovative Weaponry and Griffon all necessary permits, licenses and/or grants of authority to transact business. Substantial rules and regulations control the manner in which Innovative Weaponry and Griffon transacts business in firearms and Innovative Weaponry uses "tritium". Innovative Weaponry and Griffon are required to maintain required books and records in connection with their firearms business and are subject to onsite inspection by these agencies and/or the Department of Justice, at anytime. In addition, the Company maintains its own manufacturing facility which is subject to certain safety requirements imposed upon it by NRC, OSHA and the State of Texas Department of Health. Innovative Weaponry and Griffon share the Company's manufacturing facility.

Year 2000
---------

The Company experienced no problems related to Year 2000 or Y2K computer remediation issues.

Results of Operations
---------------------

The following table sets forth selected consolidated statements of operating data as a percentage of total revenues:



                    Year Ended     Year Ended     3 Mos. Ended  3 Mos. Ended
                    December 31,   December 31,   March 31,     March 31,
                    1998           1999           1999          2000
                    -------------  -------------  ------------  -------------
AMOUNT
PERCENTAGE OF
REVENUES

Revenues            $ 1,701,013    $   889,327    $  222,660    $   274,393
                           100%            100%          100%          100%

Cost of Revenues        469,910        547,013       185,307        253,930
                            28%             62%           63%           72%

Gross Profit          1,231,103        342,314       37,2633         20,463
                            72%             38%           17%            7%

Selling/General and
Administrative          752,769      1,094,713       188,542        476,067
                             44%           123%           84%          177%

Income (Loss) from
Operations              113,869       (881,929)     (182,280)      (488,601)
                              7%           (99)%         (82)%         (178)%


Liquidity.
----------

The Company is dependent on cash on hand, revenue from the sales of PT Night Sights, and its ability to raise cash through the sale of its shares. At present, the Company needs cash for monthly operating expenses in excess of its historic sales revenues. The Company will continue to require additional capital funding for a significant period of time until sales increase. The Company will finance further growth through both debt and equity offerings, which will further dilute current shareholders.

Cash Flows from operations decreased $847,734 during 1999 decreased due to the loss from operations of $881,929, an increase in inventory of $190,149 and a decrease in accounts payable of $229,173. Financing activities, primarily the sale of common stock, provided $948,427.
This gave net cash gain of $111,814 for the year 1999. The Company has ordered 1000 Griffon hand guns from Continental Weapons in South Africa. This will require $130,000 in additional financing during fiscal 2000.

ITEM 3.  DESCRIPTION OF PROPERTY.

Fort Worth, TX.
---------------

The Company leases 4,000 square feet consisting of executive, manufacturing, and storage space at the same address of its principal executive office at a monthly lease charge of $2,400. As lessee, the Company has made substantial leasehold improvements to the space. The space is divided into an executive office suite; mail room; manufacturing facility; tritium storage vault; tritium curing and assembly line; raw materials storage; and employee cafeteria. The cost of these improvements is subject to depreciation expense adjustments over the lease term. At the termination of the lease on December 31, 2000 (subject to renewal), the Company will not be able to recover the cost of these improvements. In addition, the Company owns certain manufacturing equipment (drill presses, grinders, cutters and computer lathes), raw materials for the manufacture of product, product inventory, general business equipment, furniture, and related office supplies.

Santa Ana, CA.
--------------

The Company leases 3,000 square feet consisting of manufacturing and storage space at 3040 Halladay, Unit A, Santa Ana, CA 92705. The lease is for five years at $0.63 per square foot with monthly rent of $1,890 per month. The Santa Ana facility produces PT Night Sights and tritium enhanced fiber optic sights. The facility is equipped with two Bridgeport computer numerical control milling machines; one Bridgeport milling machine; one band saw; one parts grinder; one parts tumbler; and parts inventory. Currently, the facility employs two machinists with employment capacity for six. The facility will operate on three shifts of eight hours each.

Denham Springs, LA.
-------------------

The Company leases 1,000 square feet consisting of executive office space and storage space at 1810 South Range Avenue, Suite 3, Denham Springs, LA 70726. The lease is for six months at $600.00 per month. The office is equipped with Sea Patch demonstration equipment including a 5"x15'Sea Patch, computer, Dillon ED 2000 Dynometer to measure pull force, a fluid pressure displacement pump to measure back pressure, and a Pace American single axle enclosed trailer for on site demonstrations of the Sea Patch.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth, as of December 31, 1999, the beneficial ownership of our outstanding common stock of; (I) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 79,587,253 shares of common stock outstanding as of March 31, 2000 on a fully diluted basis.

_____________________________________________________________________________

(1)                  (2)                   (3)           (4)
Title of Class       Name and              Amount and     Percentage of Class
                     Address of            Nature of
                     Beneficial            Beneficial
                     Owner                 Owner
_____________________________________________________________________________

Common               Kenneth E. Wilson &    19,601,000     25.8% (note 3)
                     Patricia Wilson

Common               Common                 21st Century
                     Technologies           9,000,000      11.8%
                     Funding LP

Common               Executive Officers     21,201,000      27%
                     As Group

Footnotes:

(1) The Company has authorized one class of common voting shares.

(2) The addresses of all executive officers are at the Company's headquarters, 2513 East Loop, 820 North, Ft. Worth, TX 76118. The address of 21st Century Technologies Funding Limited Partnership, a Virginia Limited Partnership (21st Century Technologies Funding LLC, a Virginia Limited Liability Company, General Partner) is at 281 Independent Blvd. #205, Virginia Beach VA, 23462.

(3) Mr. Wilson has the right to acquire 19,000,000 shares pursuant to his past employment and consulting agreements with the Company. The shares have not been issued to him because of the income tax consequences and the Company's need for corporate funding principally through the issuance of its shares. The shares issued to Patricia G. Wilson were in consideration of her employment with the Company. As husband and wife, the shares owned by Pat Wilson and those obligated to Mr. Wilson are for SEC reporting purposes aggregated subject to disposition under Texas community property laws.

On March 30, 1998, the Company agreed to sell 9,000,000 shares of unregistered common stock at $0.08 per share in a Private Placement Offering Memorandum prepared by 21st Century Technologies Funding, LLC who acted as the General Partner. The Company and the General Partner are not affiliated. After holding the shares for the one-year period required under Rule 144, the Partnership subsequently sold a total of

6,000,000 shares in the open market at an average sale price of $0.12 per share.

In November 1999, the Company granted 21st Century Technology Funding LP and its General Partner (whose sole principal is Allen Drake), 281 Independence Blvd., Suite 205, Virginia Beach, VA 23462 options for a total of 6,000,000 shares at an exercise price of $0.10 per share. The options have been exercised in full by 21st Century Technology Funding LP I with payment of $600,000 receipted by the Company in March 2000.

The Executive Officers as a group acquired their respective shares in consideration of their employment during the period 1995 through December 31, 1999. Options covering 600,000 shares were granted in July 1999 to Douglas N. Spring and Burren Palmer respectively in connection with their employment with Trident. These options were exercised in February 2000.

(4) The percentage of class has been calculated on a fully diluted basis of 79,587,253 shares.


Security Ownership of Management
---------------------------------

The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

_____________________________________________________________________
 (1)            (2)                  (3)            (4)

Title of Class  Name and              Amount and    Percentage of Class
                Address of            Nature of
                Beneficial            Beneficial
                Owner                 Owner
_______________________________________________________________________

Common          Kenneth E. Wilson     19,601,000    25.8%
                And Patricia Wilson

Common          Fred W. Rausch, Jr.      400,000      .5%
                Director

Common          David Gregor             500,000      .6%
                President of
                Innovative Weaponry
                and Director

Common          Douglas N. Spring         700,000     .9%
                President of Trident
                and Director

                All Executive          21,201,000     27%
                Officers As Group

Notes:

Footnotes:

(1) The Company has authorized one class of common voting shares.

(2) The addresses of all executive officers are at the Company's headquarters, 2513 East Loop, 820 North, Ft. Worth, TX 76118.

(3) Mr. Wilson has the right to acquire 19,000,000 shares pursuant to his past employment and consulting agreements with the Company. The shares have not been issued to him because of the income tax consequences and the Company's need for corporate funding principally through the issuance of its shares. The shares issued to Patricia G. Wilson were in consideration of her employment with the Company. As husband and wife, the shares owned by Pat Wilson and those obligated to Mr. Wilson are for SEC reporting purposes aggregated subject to disposition under Texas community property laws.

The Executive Officers as a group acquired their respective shares in consideration of their employment during the period 1995 through December 31, 1999.

Mr. Rausch has been a Director since the Company's inception. His shares were earned in lieu of compensation.

Mr. Gregor was elected to serve as a Director in February 2000. He has previously served as a Director during the years 1995 through 1998 and was past President of Innovative Weaponry.

Mr. Spring was employed by the Company as President of its Trident subsidiary effective July 28, 1999. At the time, Mr. Spring purchased 100,000 shares of the Company at $0.10 per share. Mr. Spring is paid an annual salary of $65,000 and is to be paid a three per cent sales commission on goods sold by him for Trident (1.5% paid in cash and 1.5% paid in stock). In addition, at the time of Mr. Spring's employment, the Company granted him options for the purchase of 600,000 common shares at $0.10 per share. These options were exercised by Mr. Spring in March 2000. Options covering 600,000 shares were granted in July 1999 to Douglas N. Spring and Burren Palmer respectively in connection with their employment with Trident. These options were exercised in February 2000.

(4) The percentage of class has been calculated on a fully diluted basis of 79,587,253 shares as of March 31, 2000.


Changes In Control
-------------------

There are no present arrangements or pledges of the Company's securities which may result in a change of control of the Company.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


Identification of Directors and Executive Officers.
---------------------------------------------------

Our directors, executive officers and key employees and their respective ages and positions are set forth below. Biographical information for each of those persons is also presented below. Our executive officers are appointed by our Board of Directors and serve at its discretion.

Directors and Officers

Name                          Age      Position Held
----                          ---      -------------

Kenneth E. Wilson              58     Chief Executive Officer, President
                                      and Chairman of the Board

Patricia G. Wilson             44     Director

David Gregor                   42     Secretary/Treasurer and Director

Douglas Spring                 30     Director

Fred W. Rausch, Jr.            76     Director

Business Experience.
-------------------

Kenneth E. Wilson, 58, is the Chairman of the Board of Directors, Chief Executive Officer and President of the Company. Mr. Wilson has acted as a consultant to Innovative Weaponry while it was in bankruptcy in New Mexico and was instrumental in formulating a plan of reorganization. Since 1995, Mr. Wilson has acted as a consultant of the Company and its various subsidiaries until he was elected Chairman in 1998. Prior to joining the Company, Mr. Wilson was experienced in mergers and acquisitions, corporate finance, and investment banking. During the five years preceding his affiliation with the Company, Mr. Wilson provided estate planning, living trust, annuities and other insurance programs. Mr. Wilson has been instrumental in guiding the Company through its early development and acquisition of key licenses and products. In addition, Mr. Wilson has been the chief sales person on behalf of the Company negotiating contracts and product delivery specifications with customers. Mr. Wilson has traveled extensively for the Company in the U.S., England, Germany and South Africa.
Patricia G. Wilson, 42, is President of Trade Partners and Innovative Weaponry's Safety Officer for the Nuclear Regulatory Commission in Washington, D.C. A Texas native, Mrs. Wilson is a graduate of the University of Texas where she received her B.A. with a double major in psychology and biochemistry. Mrs. Wilson has over 18 years business experience before joining the Company in 1994. During 1994 through 1999, Mrs. Wilson served as the Company's Chairman and President.

David Gregor, 46, is President of Innovative Weaponry Weaponry. Mr. Gregor is a graduate of Temple University. From 1984 to 1986, Mr. Gregor was a member of the U.S. Navy Seal Team (Number 6). Mr. Gregor received specialized training at the Pennsylvania gunsmith School; Remington Armory School; Smith and Wesson Armory School; Sig Sauer Armorer School; Heckler and Koch Armory School (Germany); U.S. Marine Corps Marksmanship Unit (Quantico, VA); Depart of the Army Armory Training; Certified Armory Training Instructor for the State of New Mexico; and attended cross-training at the Federal Bureau of Investigation Academy (Quantico, VA). Before joining the Company in 1994, Mr. Gregor worked as the chief gunsmith with the U.S. Department of Energy's Central Training Academy in Albuquerque, NM and A&P Arms, Virginia Beach, VA.

Douglas N. Spring, 30, is the President of Trident's Sea Patch Sales Division in Denham Springs, LA. Mr. Spring attended Southeastern Louisiana University during 1988-1991. Mr. Spring was employed for eight years by Exxon Company USA in various capacities from 1991-1999. While employed at Exxon, Mr. Spring became experienced in the handling, inspection and maintenance of gasoline, diesel and jet fuels. As a member of the Primary Fire Squad at Exxon, Mr. Spring responded to emergencies ranging from gas leaks to major fires and fuel spills.

From 1994-1997, Mr. Spring owned and operated Wolf Creek Outdoors a manufacturer and retailer of hunting products. From 1997-1999, Mr. Spring was a sales associate at Highlander Sports Inc. where he sold sporting products to major retailers and distributors. From 1995-1998, Mr. Spring owned and operated Confederate Coatings and Arma Coatings South which provided spray-coating materials for truck beds, roofs, conveyor operators, and grain storage bins. During this period of time, Mr. Spring distributed coating products to dealers in the Southeastern United States, trained and certified new dealers as technicians/sprayers in the polyurethane business.

Fred W. Rausch, Jr., 76, earned his J.D. Degree from Washburn
University Law School. Mr. Rausch has over 30 years experience in various legal tenures including 2 years Assistant Revisor of Kansas Statutes; 7 years Assistant Attorney General, Kansas; 8 years Workers Compensation Fund Director, Kansas; 10 years General Counsel, Kansas Association of School Boards, and 30 years, Municipal Counsel, various Kansas municipalities. Mr. Rausch is admitted to practice law before the U.S. Supreme Court; U.S. Military Court of Appeals; U.S. Court of Appeals for the 10th Circuit; U.S. District Court Kansas; Kansas Supreme Court; and all other Kansas courts. Mr. Rausch is a U.S. Army Reserve Colonel having served duty in World War II and Korea.


Significant Employees.
---------------------

The Company currently has significant employees who are not executive officers. These employees handle "tritium" and perform various precision machine functions whose quality could be diminished and/or interrupted if they terminated their employment with the Company. As business develops, it may be required to engage the services of additional technical employees to diminish this possibility.


Family Relationships.
---------------------

Kenneth E. Wilson and Patricia G. Wilson are related by marriage.
Further, Josh Edward Wilson, who is the son of Kenneth and Patricia Wilson, is Director of Marketing for the Company and Executive Vice President of Innovative Weaponry.


ITEM 6.  EXECUTIVE COMPENSATION.

The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated.


                          Summary Compensation Table




                               Fiscal
Name and Principal Position    Year(s)    $Salary       Bonus

Kenneth E. Wilson,             1999-00    $120,000*     $0
Chairman, President,
CEO and President
Innovative Weaponry

Patricia G. Wilson             1997-00    $65,000       $0
President Trade
Partners, Nuclear Safety
Officer and Director

David Gregor                   1997-00    $70,000       $0
Secretary-Treasurer,
Master Gunsmith and
Director

Douglas N. Spring              1999-00    $60,000       $0
President Trident
And Director

(1) For two of the last three fiscal years, Mr. Wilson was paid no salary. In January 1999, the Company agreed to pay Mr. Wilson $120,000 per annum with payments of $10,000 per month. However, the Company paid Mr. Wilson only $60,000 in 1999 because it did not have sufficient revenue to pay him in full. The 1999 balance due Mr. Wilson was waived by him. Since January 2000, the Company has had sufficient revenues paying Mr. Wilson $10,000 per month and is current through May 2000.

(2) Mrs. Wilson's terms as President of the Company expired in March 2000. Previously, Mrs. Wilson served as the Company's President since 1995. Mrs. Wilson is currently employed by the Company as both the President of Trade Partners and the Nuclear Regulatory Safety Officer for Innovative Weaponry.

(3) Mr. Gregor assumed the responsibilities of Secretary-Treasurer in March 2000 following the resignation of Ms. Bartley (who performed those duties since 1998 at a per annum salary of $45,000). In addition, Mr. Gregor is the master gunsmith in charge of design, fabrication, and quality control works with the Innovative Weaponry and Griffon subsidiaries. The salary of Mr. Gregor is $70,000 per annum.

(5) Douglas N. Spring has served as President of Trident since June 1999. Mr. Spring was elected to the Board of Directors in March 2000.

Compensation of Directors
-------------------------

We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


Employment Contracts and Termination of Employment and Change-in-
----------------------------------------------------------------
Control Arrangements through 1999.
----------------------------------

To date, there are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change of control of the Company.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The only transactions between members of management, nominees to become directors or executive officers, 5% stockholders, or promoters or persons who may be deemed to be parents of the Company are:

If 19,000,000 shares of common stock are to be issued versus settlement of cash payment to Kenneth E. Wilson.

Under a consulting agreement we were required to issue
1,000,000 shares of Company common stock to Mr. Wilson and
to compensate him at the rate of $10,000.00 per month.  We
agreed that if the Company was unable to pay Mr. Wilson in
cash, the Company would issue Mr. Wilson its common stock
in amount equal to $0.02 per share (which was the share
price at the time the consulting contract was entered into
between the Company and Mr. Wilson).  The Company paid Mr.
Wilson through December of 1994.   In January of 1995, the
Company and Mr. Wilson re-negotiated the agreement to remunerate him solely in stock of the Company. This was necessary because of the Company's cash flow position and inability to pay Mr. Wilson the previously agreed upon fee under the original consulting agreement. The agreement required Mr. Wilson to perform services for the Company in exchange for 500,000 shares of Company common stock per month. As of the expiration date of the agreement, January
5, 1998, Mr. Wilson earned a total of 19,000,000 shares of the Company's common stock. The agreement required that the stock not be issued until after the end of the initial term of the agreement, which was three years. To date, no shares have been issued to Mr. Wilson at his request because of firstly, the income tax consequences to him, and secondly, because the on going corporate financial needs of the Company required the issuance of the remaining treasury shares. Before any shares are issued to Mr. Wilson, the Company will provide in advance full public disclosure to its shareholders.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock
------------

We are authorized to issue 200,000,000 shares of common stock, par value $.001, of which 50,083,763 shares were issued and 43,905,850 outstanding as of December 31, 1999 and on a fully diluted basis 78,873,763 shares. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record of all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon our liquidation. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock
----------------

We have not authorized or issued any preferred stock.

Options and Warrants
--------------------

On June 12, 1997, we granted Princeton Research, Inc., 3887 Pacific Street, Las Vegas, NV 89121 staggered options for a total of 3,000,000 shares in consideration of investor relations, investment banking, corporate finance, and other consulting services. The options have been extended through December 31, 2002, as follows: options for 1,000,000 shares at $0.50 per share; options for 1,000,000 shares at $1.25 per share; and options for 1,000,000 shares at $1.50 per share. Upon exercise of the options, the Company has agreed to file a S-8 registration statement with the SEC to register the shares.

In November 1999, we granted 21st Century Technology Funding LP I and its General Partner (whose sole principal is Allen Drake), 281 Independence Blvd., Suite 205, Virginia Beach, VA 23462 options for a total of 6,000,000 shares at an exercise price of $0.10 per share. As further consideration, 21st Century Technology Funding LP I agreed to transfer back to the Company's treasury 3,000,000 shares of the original 9,000,000 shares purchased by it in 1998. The options have been exercised in full and payment of $600,000 has been made to the Company by the General Partner's principal effective March 2000.


                                   Part II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND DIVIDENDS OF
        21st CENTURY TECHNOLOGIES AND OTHER SHAREHOLDER MATTERS

Our common stock is traded over-the-counter and quoted on the OTC NASD Electronic Bulletin Board under the symbol "TEXN". The following table represents the range of the high and low bid prices of our stock as reported by the Nasdaq Trading and Market Services for each fiscal quarter for the last two fiscal years ending December 31, 1999. Such quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

   Year          Quarter               High       Low
   ----          -------               ----       ---
   1998          First Quarter         .31        .16
                 Second Quarter        .48        .165
                 Third Quarter         .46        .18
                 Fourth Quarter        .23        .11

   1999          First Quarter         .24        .11
                 Second Quarter        .17        .10
                 Third Quarter         .165       .08
                 Fourth Quarter        .19        .087

   2000          First Quarter        5.343       .14


Our market has traded sporadically and is often thinly traded with large changes in volume of shares traded on any particular day. Shareholders should consider the possibility of the loss of the entire value of their shares. In the opinion of Management, the increase in our share price in the First Quarter of 2000 was due to American Bureau of Shipping certification of the Sea Patch with the decline in share price due to de-listing to the pink sheets.

As of December 31, 1999, we had approximately 792 stockholders of record. Management controls 21,201,000 shares of our outstanding shares (including the 19,000,000 shares due Mr. Wilson).

Dividends
----------

We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

Stock Splits
------------

When we merged with First National Holdings Corporation in 1995, we authorized a 250 to 1 reverse stock split resulting in 47,000 shares being authorized and issued. We then increased our share authorization to 200,000,000 without any further stock splits.


ITEM 2: LEGAL PROCEEDINGS

We are not involved in any material pending legal proceedings, other than routine litigation incidental to our business, to which we are a party or of which any of our property is subject.

During 1998, the Company entered into a settlement agreement settling a certain action styled Paul A. McCullough vs. Innovative Weaponry Weaponry, Inc., at Law No. 96-133 in the Circuit Court for Arlington County, Virginia, which consisted, in part, of a Confessed Judgment Promissory Note obligating Innovative Weaponry to pay McCullough in monthly installments of $1647.67. The balance owing on said note was settled by issuing John E. McCullough, Sr., Two Hundred Twelve Thousand Four Hundred (212.400) shares of common stock, without restrictive legend, of 21st Century Technologies, Inc.

The Company settled a lawsuit (involving a contract dispute) styled Morgan Casner Associates, Inc. vs. Innovative Weaponry, et al, Cause No. 96CA006325, in the Civil Division, Superior Court of the District of Columbia. The Company paid $150,000 and received a release of Judgment, which had been granted in the suit.


The Company entered into a settlement agreement settling a certain action under United States District Court for the Northern District of Oklahoma Case No. 97-CV-004-H. Cunningham will return 71,000 shares of the Company's common stock after such time as the Company pays $39,000.00 plus interest. Said payment due and payable on May 12, 1998. The Company paid this settlement on May 8, 1998 and said shares were returned to the treasury.

Dr. Frederick C. Lester loaned IWI-New Mexico $80,000 prior to the Bankruptcy. Under the Plan of Reorganization, he was awarded 80,000 shares in the reorganized Company. He eventually filed suit and a settlement agreement was reached after the current balance sheet date which awarded him $10,000 per month for twelve months. The Company made one $10,000 payment, however, the stock price increased and Dr. Lester returned the payment and sold his shares. The Company's attorneys feel that there is no further liability in this case.

Further, to the knowledge of management, no director or executive officer is party to any action in which any has an interest adverse to the Company.


ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.


ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

The following discussion describes all securities we have sold within the past three fiscal years without registration:

1997
----

Effective January 1, 1997, the Company had 13,311,000 shares of common stock issued and outstanding. During the calendar year ending December 31, 1997, the Company issued an additional 5,515,000 shares of common stock through a self-underwriting under Rule 504 of Regulation D of the Securities Act of 1933. The shares were sold for cash with gross proceeds of less than $1,000,000. No underwriting discounts were paid directly or indirectly by the Company in connection with the sales of any of its shares.

                                1997

                    Number         $ Per
Name                Shares(1)      Share (2)     Date(s)

Austtell J/T          2,500         .04          12/18/97
K. Coffey             40,000        .04          1/29/97
T. Dogson             62,500        .04          3/13/97
Glasgow Trustee       30,000        .04          1/20/97
J. Groves             200,000       .04          1/20/97
Groves Partners       200,000       .04          1/20/97
D. Ishibashi          75,000        .04          1/20/97
K. Jackson            75,000        .04          9/8/97
McDaniel Motors       25,000        .04          1/20/97
R. Meyer              700,000       .04          5/7/97

P. McCarrick          200,000       .04          8/6/97
W. Mowery             300,000       .04          4/9/97
M. Pitel              100,000       .04          3/13/97
Princeton             800,000       .04          8/6/97
Research
Wallstreet
Trading Group         1,000,000     .04          9/8/97
                      1,000,000     .04          9/8/97
R. Wilpitz            82,500        .04          1/20/97
A.A. Wilson           2,500         .04          12/18/97
A.H.Wilson J/T        2,500         .04          12/18/97
T. Wilson J/T         2,500         .04          12/18/97


1998
----

Effective January 1, 1998, the Company had 18,825,863 shares issued and outstanding. During the calendar year ending December 31, 1998, the Company issued an additional 14,461,967 shares in a self-underwriting under Rule 504 of Regulation D of the Securities Act of 1933. The shares were sold for cash based upon market price for its common shares with gross proceeds of less than $1,000,000. No underwriting discounts were paid directly or indirectly by the Company in connection with the sales of any of its shares.

                                     1998

                     Number        $ Per
Name                 Shares(1)     Share (2)  Date(s)

J. Barot            62,500         .08        3/12/98
                    125,000        .08        3/19/98
K. Barot            125,000        .08        3/9/98
H. Barot            62,500         .08        2/25/98
M. Barot            250,000        .08        2/25/98 and
                                              3/19/98
                    3,000          .08        7/17/98
S. Barot            125,000        .08        6/22/98

                               1998 (continued)

                     Number        $ Per
Name                 Shares(1)        Share (2)    Date(s)

W. Bell              30,000        .08        1/20/98
C. Bell              10,000        .08        1/20/98
D. Byers             81,500        .08        3/10/98
C. Dacumos           3,109,500     .08        4/2/98, 4/3/98
                                              4/15/98, 5/1/98
                                              6/26/98 and
                                              7/17/98

E. Dahm              27,000        .08        7/17/98 and
                                              9/29/98
K. Dahm              25,000        .08        9/10/98
T. Dodson            62,500        .08        1/16/98
A. Drake             4,000         .08        7/17/98
B. Drake             12,500        .08        7/16/98
K. Drake             2,000         .08        7/17/98
D. Everton           100,000       .08        7/16/98
J. Gavitt            62,500        .08        1/16/98
G. Glasgow           17,550        .08        1/20/98
D. Goins             12,500        .08        7/16/98
R. Green             10,000        .08        1/20/98
                     100,000       .08        3/11/98
D. Gregor            100,000       .08        3/11/98
P. Hertzman          50,000        .08        1/20/98
G. Hill              10,000        .08        1/20/98
G. Hughes            87,500        .08        1/20/98
K. Jackson           10,000        .08        1/20/98
W. Johnson           10,000        .08        1/20/98
J. Lane              12,500        .08        7/16/98
S. Loftis            10,000        .08        1/20/98
A. Lopez Jr.         5,000         .25        7/16/98
E. Lopez             5,000         .08        8/7/98
J. Macalik           200,000         *        6/22/98
S. Master            62,500        .08        2/24/98
P. Mattson           12,500        .08        7/16/98
V. Mattson           5,000         .08        7/16/98
S. McCullough        200,000       .08        5/6/98
S. Painter           62,500        .08        7/17/98
O.C. Perkins         30,000        .08        1/20/98
E. Picardo           2,000         .08        7/24/98
J. Pitts             8,000         .08        8/7/98
L. Pitts             112,500       .08        3/13/98 and
                                              8/7/98
                     13,200        .25        7/16/98
M. Roland            2,000         .08        7/17/98
I. Salem             12,500        .08        3/19/98
P. Selevan           62,500        .08        7/16/98
M. Sheppard          17,550        .08        1/20/98
M. Toney             2,000         .08        7/17/98
D. Thompson          5,000         .08        1/20/98
S. Vannocker         32,000        .08        7/16/98 and
                                              7/17/98
J. Wallace           17,500        .20        8/17/98 TST
M. Webster           33,333        .15        3/25/98

                               1998 (continued)

                     Number         $ Per
Name                 Shares(1)      Share (2)    Date(s)

N. Westbrook         5,000         .08        1/20/98

Technologies         87,500        .08        1/27/98

Acquisition
L.P.

21st Century         9,000,000     .08        3/23/98
Technologies
Funding L.P.

Alpha Technologies   1,000,000     .08        7/17/98 and
L.P.                                          7/24/98


The natural limited partners and the number of units that they purchased are as follows:

Limited Partners                            Unit(s)

Shayman Barot                               15
Ferdinand and Maria Bayona                  10
Robert Bell                                  4
Denton Byers                                15
Lynn Pape Carrol                             2
Violah Clark                                 5
Sandra Cullon                               16
Arkumkumar Dewani                            5
Corazon Denoste                             25
Matthew Diezel                              25
Billie Earnest                               2
Peggy Economidis                             5
Jack Ferebee                                 3
Denise Kelly                                 2
Michael Kolodziej                            2
Michael Longman                             12
Kalpesh Master                              10
Melvin and Susan Mathias                     2
Russel Moulton                               2
Barbara Ogles                                2
Elsie Picardo                               10
Ginger Power                                 2
Charene Sellers                              5
Thomas Sellers, Jr.                          5
Linda Carol Sellers                        101
Shantilal N. Shah                           10
State Manufacturing of VA                    4
Rebecca Van Gosen                            2
Elizabeth Wetherington                       5

Rocky Allis and Denise Hemilright            5
Romeo and Fe Apilado                        10
Gloria and Henry Armstrong                   4
Barbara Arthur                               2
Anne Baker                                   5
Rupa Barot                                   2
S. Barot                                     7
Felina and Melanie Bayona                   12
Ferdinand and Marie Bayona                  35
Gerald Brutsman                              5
Joseph Burns                                 5

Aurea Busuego                                5
Daniel and Dorisann Cammeron                10
Robert and Lorraine Carr                     5
Conception Castro                           10
Andres and Violah Celi                      10
Andres Celi                                  5
Violah Celi                                  7
Barry and Sandra Cornell                    10
Wm. and Delia Cumpit                         9
Cristeta Dacumos                            10
Cristeta Dacumos IRA                        11
Elaine Dacumos                               6
Virgilio Dacumos                             2
Kenneth Dahm                                 3
Crisostomo and Corazon Denosta               5
Corazon Denosta                              7
Arunkamar and Jayshree Dewani               30
Harry Diezel                                11
Matthew Diezel                               3
Virginia Diezel                              4
Allen Drake                                 24
Daniel Drake                                10
Kevin Drake                                  5
Mary Ruth Drake                             10
Charles Driscoll                            10
Lyn Fairchild                               10
Ralph Ferebee                               10
Dennis Friends                              10
Donald Gates                                 3
Jayesh Jhaveri                               3
Carmelita Juachon                            2
Mervyn Lee Judd                             14
Jayne Jungen                                 2
Alfredo and Cynthia Lasmarias                5
Laeser Lucena                               10
Leon Lago                                    5
Adolfo and Bella Mapanao                     5
Dineshchandra and Sarla Master               5
Gregory and Natash Meyer                     5
Jamie Milo                                   5
Mart and Criesta Martin                     12
Melvin and Susan Mathias                    10
Zaldy and Erlinda Mendoza                   25
Robert and Judy Miller                       5
Frank Mixner                                 8
Vernon Meyers                               10
Stacy Moore                                  5
Gerardo Navarrete                            5
Barbara Norton                               5
Rosario Pacson                               4
Elvira Parado                                6
Elma Pascual                                 5
Raymond and Elma Pascual                     5
Bharat and Nili Patel                       25
Pritesh Patel                               25
Ramesh Patel                                10
Sanjay and Jeshai Patel                      6

Surendra and Hasubala Patel                 10
Joni Payne                                  10
Eisle Picardo                               20
Ginger Power                                30
Paresh and Shefali Randeria                  8
Parag and Janvi Rawall                       2
Felicisimo and Juanita Sayco                20
Gerry and May Sayco                         13
Steven Schaefer                              4
Linda Sellers                               25
Rodolfo Sevilla                             10
Rakesh Shah                                 10
Mehul Shah                                   6
Adeleida Soriano                             5
Francine Tanyag                             10
Jagdish and Shamilia Tarpara                 4
Robert Thurber                               8
Avelina Vitug                               10
Brian and Luan Wheaton                       5
Leon Williams                               25
Raymond Wilson                               3
Teresa Wright                                5
Edna Youngman                                5

1999
----

Effective January 1, 1999, the Company had 33,287,830 shares issued and outstanding. Effective December 31, 1999, the Company had issued an additional 6,930,648 shares pursuant to a self-underwriting under Rule 504 of Regulation D of the Securities Act of 1933. The shares were sold for cash based upon market price for its commons shares with gross proceeds of less than $1,000,000. No underwriting discounts were paid directly or indirectly by the Company in connection with the sales of any of its shares.

1999
----

                 Number        $ Per
Name             Shares(1)     Share (2)    Date(s)


D. Barot          600,000        .06        3/9/99 and 5/26/99
P.D. Barot        200,000        .06        3/31/99
J.J. Barot        1,000,000      .06        2/18/99, 2/26/99,
                                            3/9/99, and 3/10/99
J.J. Barot        300,000        .08        12/8/99
K. Barot
M. Barot
M.J. Barot        500,000        .06        2/26/99 and 4/29/99
M.J. Barot        200,000        .07        4/29/99
M.J. Barot        1,100,000      .08        9/8/99
S.J. Barot        100,000        .07        9/7/99
S.J. Barot        100,000        .08        12/10/99
J. Bouck          12,500         .08        12/27/99
K. Bridges        5,000          .08        12/16/99
D. Byers          200,000        .06        4/29/99
A. Carter         12,500         .08        11/17/99

Continental       2,177,254      .03        2/23/99
Weaponry (PTY)
Ltd. (1)
A. Criscione      115,000        .07
A. Criscione      79,300         .10        9/8/99 and 9/13/99
C. Dacumos        25,000         .08        11/17/99
E. Dacumos        12,500         .08        11/17/99
M. Davis          1,000          .14        4/26/99
K. Doerfler       86,250         .06        8/25/99
B. Dorfman        625,000        .08        6/2/99, 8/5/99
                                            9/2/99 and 10/12/99
B. Dorfman        1,070,00       .10        4/9/99, 4/15/99
                                            4/29/99, 5/26/99
                                            6/11/99, 6/22/99
                                            9/22/99 and 9/24/99
A. Drake          96,000         .08        1/22/99, 7/12/99
                                            and 12/9/99
B. Drake          12,500         .08        1/22/99
M. Drake          80,000         .08        1/22/99
R. Duenke         250,000        .08        10/5/99 and 12/13/99
J. Fridley        12,500         .08        12/16/99
R. Green          57,500         .10        1/27/99
R. Greenlee       15,000         .08        12/10/99
L.J. Guarnieri    30,000         .08        12/16/99
G. Hanson         12,500         .08        12/16/99
N. Hanson         12,500         .08        12/16/99
M. Hays           87,500         .08        12/10/99 and 12/16/99
R. Hays           12,500         .08        12/16/99
R. Head           25,000         .08        11/24/99
P. Hertzman       62,500         .08        8/13/99
W. Hood           12,500         .08        12/16/99
J. Ibay           62,500         .08        11/17/99
K. Jackson        25,000         .08        3/29/99
J.D. Johnson      50,000         .08        11/17/99
Z. Kerstner       43,700         .08        11/27/99
F. Klecky         12,500         .08        11/17/99
A. Messler        8,750          .08        12/7/99
D. Mosley         12,500         .08        4/12/99
E.C. Oden         50,000         .08        12/16/99
S. Odinetz        175,000        .08        10/19/99 and 12/13/99
T. Painter        28,572         .07        9/10/99
                  100,000        .08        12/6/99
S.  Patel         300,000        .08        12/6/99 and 12/21/99
D. Phillips       2,500          .08        12/16/99
P. Randeria
G. Russell        25,000         .08        11/17/99
F. Sayco          25,000         .08        11/17/99
John G. Sellers   360,000        .08        11/3/99

On February 23, 1999, the Company issued 2,117,254 shares to
Continental Weaponry (PTY) Ltd., a South African proprietary corporation, in an offshore transaction pursuant to Regulation S in consideration of a license fee for the Griffon line of handguns. The shares were priced at a discount to market with an aggregate value of $38,750.00

The issuance of our common shares in years 1997, 1998, 1999 and 2000 were exempt from registration under the Securities Act of 1933 as Rule 504 private transaction not involving a public distribution and the following operative facts: (a) the aggregate offering price of the common shares offered and sold did not exceed $1,000,000 per year; (b) we did not advertise or engage in any sales solicitations to the pubic for the securities, but only made offers and sales of the same to persons with whom we had a pre-existing relationship to us; (c) all sales were made by the Company as Issuer or through one of the Company's executive officers as agents of the Issuer; (d) we did not pay any sales commissions, bonuses, or other forms of compensation to any executive officers directly or indirectly for acting as agents of the Issuer; (e) we believe that each purchaser acquired the securities for his/her/its own account for investment purposes and not for resale;
(f) we placed on each share certificate a restrictive legend stating that the securities have not been registered and cannot be resold or are otherwise restricted from transfer without benefit of registration.

In 1997, we issued in lieu of cash payment 200,000 Rule 144 shares to Mr. Patrick McCarrick for web design and graphic materials and 800,000 Rule 144 shares to Princeton Research, Inc. for investor relations and related corporate finance consulting. In 1998, we issued in lieu of cash payment 200,000 Rule 144 shares to Mr. Josh Macalik for work performed at the Company's headquarters. Mr. Macalik is the son of Kenneth Wilson and Patricia Wilson. Mr. Macalik has legally changed his name to Josh Wilson and is currently employed by the Company as an executive vice-president in sales and marketing.

Technologies Acquisition LP raised a total of $977,000 by selling 977 units priced at $1,000 per unit in 1998. The General Partner is Technologies Acquisition Corporation whose president and sole stockholder is Keith Carroll. After fees and commissions, the Partnership invested one percent (1%) of its capital or $7,000.00 for the purchase of 87,500 shares in 21st Century Technologies, Inc. at $0.08 per share. The balance of the partnership's capital was invested in unaffiliated companies.

21st Century Technology Funding L.P. raised a total of $900,000 by selling 900 units priced at $1,000 per unit in 1998. The General Partner is 21st Century Technologies LLC whose member manager is Allen Drake. After fees and commissions, one hundred percent (100%) of the partnership capital was used to buy 9,000,000 restricted shares of 21st Century Technologies, Inc. at $0.08 per share. A total of 6,000,000 shares were subsequently sold by the partnership after a period of one year.

Alpha Technologies Limited Partnership raised a total of $332,000 by selling 332 units priced at $1,000 per unit in 1998. The General Partner is Alpha Technologies LLC whose member manager is Allen Drake. After fees and commissions, twenty one percent (21%) of its capital or $80,000 was used to buy restricted shares of 21st Century Technologies, Inc. at $0.08 per share. The balance of the partnership's capital was invested in unaffiliated companies.

21st Century Technologies, Inc. (the "Company") issued in an initial sale its common stock to the partnerships above. In so issuing its shares, the Company relied upon an exemption from the registration requirements in Section 5 of the Securities Act of 1933, as amended (the "Act"), provided by Regulation D promulgated pursuant to the Act.

These shares so issued bore restrictive legend and were governed by Rule 144 promulgated under the Act for resale into the public market place, or otherwise.

Any resale by the partnership not into the public market place would have been in accordance with Section 4(1) of the Act and the rules and regulations derivative therefrom.

The Company does not have in its possession documents provided by the partnerships to purchasers when and if the partnership resold the corporation's securities, since it does not control directly or indirectly any activities of the partnerships.

The Company believes, based on the number of shares ever owned at any given moment by the partnerships, and/or by the partnerships' ability to control or to be controlled by the Company that the partnerships are not affiliates of the Company. Further, if the partnerships have acted as underwriters pursuant to Section 2(11) or any other Section of the Act, the Company believes that the resultant legal and/or factual issues are with the partnerships and not the Company.

We believe that, in light of the foregoing, the sale of our securities to the respective subscribers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations promulgated thereunder.


ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. To the full extent of Nevada Revised Statutes Sections 78.7502 and 78.751 indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive.

We will indemnify such individuals against all costs, expenses and liabilities reasonably incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise.

We will not indemnify an individual adjudged liable due to his negligence or willful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

                                   PART F/S

                        INDEX TO FINANCIAL STATEMENTS


21st Century Technologies, Inc. and its wholly owned subsidiaries, Consolidated Financial Statements (unaudited) for the three months ended March 31, 2000


* Consolidated Balance Sheet For the Three Months Ended March 31, 2000 and 1999 (unaudited)

* Consolidated Statements of Operations For the Three Months Ended March 31, 2000 and 1999(unaudited)

* Consolidated Statements of Cash Flows (unaudited) For the Three Months Ended March 31, 2000 and 1999

* Consolidated Statements of Stockholders' Equity (unaudited) For the Three Months Ended March, 2000

* Notes to Consolidated Financial Statements For the Three Months Ended March 31, 1999 (unaudited)


21st Century Technologies, Inc and its wholly owned subsidiaries Audited Financial Statements December 31, 1999 and December 31, 1998.


*    Independent Auditor's Report.

*    Consolidated Balance Sheet December 31, 1999 and 1998.

* Consolidated Statements of Operations For the Two Years Ended December 31, 1999 and 1998.

* Consolidated Statements of Comprehensive Income For the Two Years Ended December 31, 1999 and 1998.

* Consolidated Statements of Cash Flows For the Two Years Ended December 31, 1999 and 1998.

* Supplemented Schedule of Non-Cash Financing Activities For the Two Years Ended December 31, 1999 and 1998.

* Consolidated Statements of Stockholders' Equity For the Two Years Ended December 31, 1999.

* Notes to Consolidated Financial Statements For the Years Ended December 31, 1999 and 1998.

               21st Century Technologies, Inc. and Subsidiaries

                          Consolidated Balance Sheet
                                 (Unaudited)

                                                 March 31, 2000 March 31, 1999
                                                 -------------- --------------
Assets

Current Assets:
  Cash and cash equivalents                      $     732,069  $      23,990
  Accounts Receivable                                1,078,318        982,707
  Inventories                                          435,194        159,416
  Notes Receivable                                      28,465         35,000
                                                 -------------- --------------
      Total Current Assets                           2,274,046      1,201,113

Property, Plant, and Equipment, Net                    344,332        188,060

Other Assets, Net                                      464,392        432,017
                                                 -------------- --------------
      Total Assets                               $   3,082,770  $   1,821,190
                                                 ============== ==============

Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts Payable-trade                               210,069        124,964
  Accounts Payable-other                                66,079          1,029

      Total Current Liabilities                        276,148        125,993

Other Liabilities:
  Working Capital Advances                           1,446,958              0
  Customer Deposits                                      4,304          1,435
  Notes Payable                                         32,720         71,882
                                                 -------------- --------------
      Total Other Liabilities                        1,483,982         73,317
                                                 -------------- --------------

Total Liabilities:                                   1,760,130        199,310

Stockholders' Equity:
  Common Stock, issued 51,667,753 and
   outstanding shares at $.001 par value
   at March 31, 2000                                    51,667         37,932
  Paid-in Capital                                    4,498,917      3,629,103
  Stock Earned, Not Issued                             360,000        360,000
  Retained Earnings (Deficit)                       (3,553,316)    (2,365,066)
  Treasury Stock                                      ( 31,628)       (30,089)
  Stock Subscriptions                                   (3,000)      ( 10,000)
                                                 -------------- --------------
      Total Stockholders' Equity                     1,322,640      1,621,880
                                                 -------------- --------------
  Total Liabilities and Stockholders' Equity     $   3,082,770  $   1,821,190
                                                 ============== ==============



See Notes to Consolidated Financial Statements

               21st Century Technologies, Inc. and Subsidiaries

                    Consolidated Statements of Operations
                                 (Unaudited)

                                                3 Months Ended  3 Months Ended
                                                  Mar 31, 2000   Mar 31, 1999
                                                 -------------- --------------
Net Sales                                        $     274,393  $     222,660

Cost of Sales                                          253,930        185,397
                                                 -------------- --------------
Gross Profit                                            20,463         37,263

General and administrative expenses                    476,067        188,642

Depreciation and Amortization                           32,997         30,901
                                                 -------------- --------------

Net Income (Loss)                                     (488,601)      (182,280)

Estimated Income Taxes                                       0              0
                                                 -------------- --------------

Net Income (Loss)                                $    (488,601) $    (182,280)
                                                 ============== ==============

Earnings (Loss) Per Common Share:
     Basic and Fully Diluted                     $       (0.01) $       (0.01)






See Notes to Consolidated Financial Statements

               21st Century Technologies, Inc. and Subsidiaries

                    Consolidated Statements of Cash Flows
                                 (Unaudited)
                    For the Three Months Ended March 31, 2000

                                                  Mar 31, 2000   Mar 31, 1999
                                                 -------------- --------------
Cash Flows From Operating Activities:
Net Income (Loss)                                $    (488,848) $   ( 182,280)
Adjustments to reconcile net income to net cash
  provided (used) by operating activities
  Depreciation and Amortization                         32,997         30,901

Change in operating assets and liabilities:
  Accounts receivable                                 ( 90,701)        13,956
  Inventory                                           ( 86,069)         ( 440)
  Other non-current assets and liabilities, net         16,246        ( 6,787)
  Accounts payable                                       7,699         86,717
                                                 -------------- --------------
   Net Cash Provided (Used) by
   Operating Activities                               (608,676)      ( 57,933)

Cash Flows From Investing Activities:
  Purchase Equipment                                  (315,467)
                                                 --------------
   Net Cash Provided (Used) by
   Investing Activities                               (315,467)


Cash Flows From Financing Activities:
  Working Capital Advances                           1,446,958
  Increase/(Decrease) in long-term debt                (40,162)       (70,027)
  Sale of stock and subscriptions received             137,602        140,829
                                                 -------------- --------------
   Net Cash Provided (Used) by
   Financing Activities                              1,544,398         70,802
                                                 -------------- --------------
Net Increase (Decrease) in Cash
  and Cash Equivalents                                 620,255         12,869
Cash and Cash Equivalents at Beginning of Period       111,814         11,121
                                                 -------------- --------------

Cash and Cash Equivalents at End of Period       $     732,069  $      23,990
                                                 ============== ==============

See Notes to Consolidated Financial Statements

               21st Century Technologies, Inc. and Subsidiaries

               Consolidated Statements of Stockholders' Equity

                  For the Three Months Ended March 31, 2000



                           Common     Paid-in     Retained    Treasury  Stock                 Issued
                            Stock      Capital    (Deficit)    Stock    Subscribed   Total    Shares
                          --------- ------------ ------------ --------- --------- ----------- ----------
Stock Earned, Not Issued         -            -            -         -  $ 360,000 $  360,000          -

Balance December 31, 1999 $ 50,083  $ 4,420,260  $(3,064,715) $(31,628) $ (79,700)$1,654,300  50,083,753

Sale of Stock                1,584       78,657            -         -          -     80,241   1,584,000

Subscriptions Received           -            -            -         -     76,700     76,700          -

Net Income (Loss)                -            -     (488,601)        -          -   (488,601)         -
                          --------- ------------ ------------ --------- --------- ----------- ----------

Balance March 31, 2000    $ 51,667  $ 4,498,917  $(3,553,316) $(31,628) $ 357,000 $1,322,640  51,667,753
                          ========= ============ ============ ========= ========= =========== ==========

See Notes to Consolidated Financial Statements



  21st Century Technologies, Inc. and Consolidated Subsidiaries
            Notes to Consolidated Financial Statements
        For the Three Months Ended March 31, 2000 and 1999
                           (Unaudited)

Note 1:  Summary of Significant Accounting Policies:

a. Organization and Business Activities

21st Century Technologies, Inc. was incorporated under the laws of the State of Delaware on May 15, 1967 as Satcom Corporation. On November 6, 1991, the Company changed its name to Hughes Pharmaceutical Corporation. Subsequent to 1991, the Company changed its name from Hughes Pharmaceutical Corporation to First National Holding Corporation(FNHC) Delaware. The Company became public in 1985 through a merger with International Fluidics Control, Inc. (formerly Sensory Systems, Inc., Training With The Pros, Inc., and/or M-H Studios, Inc.). International Fluidics Control, Inc. successfully completed a public offering of its securities in 1969 under Regulation A of the Securities Act of 1933.

As of December 31, 1985, the Company had liquidated all business operations and began the search for a suitable merger or acquisition candidate. As a result of this action, the Board of Directors approved a quasi-reorganization for accounting purposes, effective January 1, 1986, whereby all accumulated deficits in shareholders' equity were offset against additional paid-in capital and common stock balance sheet accounts to the extent of reducing these accounts to equal the par value of the issued and outstanding shares of common stock.

During the third quarter of 1994, in conjunction with the execution of a letter of intent to acquire Innovative Weaponry, Inc. (a New Mexico corporation), the Company consummated a plan of merger between FNHC Nevada and FNHC Deleware whereby the Nevada Corporation was the survivor (see below) and changed its corporate name to Innovative Weaponry, Inc. to better reflect its future actions and pending relationship with the acquisition target. On September 15, 1997, the Board of Directors approved a name change to 21st Century Technologies, Inc.

Innovative Weaponry, Inc. - New Mexico was incorporated on June 22, 1988 under the laws of the State of New Mexico. The Company was formed for the development and sale of specialized firearms, firearm systems and related equipment. On September 14, 1992, Innovative Weaponry, Inc. filed a petition for relief under Chapter 11 of the Federal Bankruptcy Laws in the United States Bankruptcy Court of the District of New Mexico. Under Chapter 11, certain claims are stayed while the Debtor continues business operations as Debtor-in-Possession. On August 19, 1994, IWI-NV (now 21st Century Technologies, Inc.) and IWI-NM entered into a letter of intent whereby IWI-NV would use its unregistered, restricted common stock and cash to satisfy certain obligations of IWI-NM in settlement of IWI-NM's bankruptcy action.
On February 1, 1995, the U. S. Bankruptcy Court of the District of New Mexico confirmed the IWI-NM's plan of reorganization. The plan became effective 30 days after its confirmation. IWI-NM became a wholly owned subsidiary of Innovative Weaponry, Inc. (IWI-NV) (formerly First National Holding Corporation) (FNHC Nevada) (now known as 21st Century Technologies, Inc.), a publicly owned company.

b.  Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company considers all cash on hand and in banks, certificates of deposit and other highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

c.  Revenue recognition and credit policies:

In the normal course of business, the Company sells its goods on "cash in advance" or "cash on delivery", but primarily extends unsecured credit to its customers involved in the retail and wholesale sale of the Company's products. Revenue is recognized when products are shipped to the wholesale or retail purchaser. All products are shipped F.O.B. the Company's facilities.

Management has provided an allowance for doubtful accounts, which reflects its opinion of amounts, which will eventually become uncollectible. In the event of complete non-performance by the Company's customers, the maximum exposure to the Company is the outstanding trade accounts receivable balance at the date of non-performance.

d.  Inventory:

Inventory consists of raw materials used in the manufacture of firearm products and finished goods imported for resale. Inventory is carried at the lower of cost or market value, using the first-in, first-out method (FIFO).

e.  Property and equipment:

Property and equipment is recorded at its historical cost. Depreciation is provided in amounts sufficient to relate the asset cost to operations over the estimated useful life (three to seven years) using the straight-line method for financial reporting purposes. Gains and losses from disposition of property and equipment are recognized as incurred and are included in operations.

f.  Income Taxes:

The Company uses the asset and liability method as identified in SFAS 109, Accounting for Income Taxes.

g.  Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

h.  Asset Impairment:

The Company adopted the provisions of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, in its financial statements for the year ended December 31, 1995. The Company prepares an undiscounted estimate of future cash flows for each long-lived asset (excluding production equipment) on an annual basis. If the carrying value of the asset exceeds undiscounted future cash flows expected to be produced by the asset, the Company recognizes an impairment loss. The Company measures the amount of the impairment loss as the amount by which the carrying value of the asset exceeds its fair value. The Subsidiary Bankruptcy Excess Reorganization Value is evaluated annually for events or conditions which would indicate impairment. Management estimates cash flows which can be expected for continuing to use the asset and then compares these estimated cash flows to the asset's carrying amount. If the estimated cash flows resulting from continuing to use the asset exceed the carrying amount of the asset, an impairment adjustment is not necessary. There has been no effect as of December 31, 1999 of adopting SFAS 121.

i.  Stock-Based Compensation:

The Company will follow the fair value based method of accounting as prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, for its stock-based compensation. The Company currently does not have a stock option plan.

j.  Principles of Consolidation and Presentation --Wholly-Owned Subsidiaries:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and accounts have been eliminated in the consolidation.

k.  License Agreement:

The License agreement is amortized over the life of the related patent technology (generally 17 years) using the straight-line method.

l.  Research and Development Costs:

The Company expenses any research and development costs in the period which they are incurred. There are no research and development costs incurred in the periods presented.

m.  Treasury Stock:

The Company utilizes the cost method to account for the acquisition of Treasury Stock.

n.  Basis of Presentation:

Financial information presented as of any date other than December 31 has been prepared from the books and records without audit. The accompanying financial statements have been prepared in accordance with the instructions to Form 10QSB and do not include all of the information and the footnotes required by generally accepted accounting principles for complete statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial statements, have been included.

These financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1999.

Note 2:  Accounts Receivable

On November 6, 1998, Innovative Weaponry received a purchase order from Continental Weapons Ltd for 32,103 Night Sights. Continental was invoiced and a quantity of sights were shipped to South Africa. The balance of the order ( approximately 1,000 sights) has been manufactured and is being held at the Company's manufacturing facility to be installed on the Griffon replica of the Colt 45 as they are received by the Company. The Company is receiving the first 1000 pistols sightless and are invoiced for a pistol without sights.
The receivable is decreased by the number of sights used when they are installed on the pistols and income is credited for the sights installed. Due to Continental's inability to ship the entire 1000 pistol order, the receivable was not decreased materially during 1999. The Continental Weapons invoice remains unpaid as of December 31, 1999; however, the Company has negotiated an agreement to sell the receivable for the full invoice value.
The sale is scheduled to occur in the second quarter of 2000.

                                    3/31/00          12/31/99     12/31/98
                                    -----------     ----------   -----------

Outstanding Invoice-Continental     $ 923,422        $ 923,422    $ 930,987

Note 3:  Other Assets

License Agreement: In June 1995, Trident, a wholly owned subsidiary of the Company, entered into a license agreement (Agreement) with Trade Partners International, Inc. (TPI) to acquire the exclusive license to certain patent rights conveyed to TPI by The

University of California as operators of Los Alamos National Laboratory (patent holder) related to the development, marketing and sales rights to certain specified magnetic and/or magnet technology.

The agreed-upon and negotiated value of the Agreement at acquisition date was $75,000. Subsequently, the transaction was re-negotiated and 21st Century acquired all of the common stock of TPI in a Type B reorganization.

Trident, as sub-licensee, is obligated to pay a royalty fee of 8.0% on net income (as defined in the Agreement) of products sold using the patented technology. Further, Trident is to pay an annual maintenance fee, which was $24,000 for the third and all subsequent years of the Agreement. All royalty fees paid during a specific year are to be credited to that year's maintenance fee and the maintenance fee requirement is considered met if the royalty payments during an Agreement year are equal to or exceed the required maintenance fee.

Trademark: The trademark "PT Night Sights" has been capitalized at cost and is being amortized over 17 years.

Bankruptcy excess Re-Organization Cost: Innovative Weaponry, Inc. (IWI) emerged from a bankruptcy filing under Chapter 11 of the US Bankruptcy Code, effective March 1, 1995. As a result of the Plan of Reorganization, IWI became a wholly owned subsidiary of 21st Century Technologies, Inc. and all prior IWI shareholders retained less that a 50% interest in the combined reorganized entities.

In conjunction with IWI's emergence from protection under Chapter 11, IWI adopted "fresh-start" accounting as a result of its acquisition by 21st Century. "Fresh start" accounting allows for the restatement of all assets and liabilities being set to the fair market value of each respective category and the restatement of retained earnings to "0". The resulting amount was debited to the account "Reorganization value in excess of amounts allocable to identifiable assets". This balance is being amortized over ten (10) years using the straight-line method. The amortization period began on March 1, 1995, concurrent with the effective date of IWI's Plan of Reorganization.

The adjustment necessary to reflect the "fresh-start" accounting, as prescribed by Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" issued by the American Institute of Certified Public Accountants reflected a Reorganization value in excess of amounts allocable to identifiable assets.

Note 4: Stockholders' Equity

The total number of all classes of authorized capital stock is 200,000,000 shares, all of which are Common Stock, $0.001 par value per share. As of March 31, 2000, there are 51,667,753 shares of common stock issued.

Note 5:  Earnings (Loss) Per Common Share

Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the years 1999 and 1998. There were no common stock equivalents outstanding during the years 1999 and 1998. SFAS No. 128, Earnings per Share applies to entities with publicly held common stock and establishes standards for computing and presenting earnings per share (EPS). Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Note 6:  Income Taxes

At December 31, 1999, the Company has available net operating loss carryforwards of approximately $2,704,715 for federal income tax purposes that begin to expire in 2008. The federal carryforwards resulted from losses generated in prior years and have created a deferred tax asset o $919,603. It is believed to be "more likely than not" that taxable income in the periods prior to the expiration of the deferred tax assets will not be sufficient for the deferred tax assets to be recognized; therefore, a valuation allowance of $919,603 has been recognized to offset the deferred tax assets. There are no deferred tax liabilities. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Note 7:  Risks and Uncertainties

The Company operates in highly specialized industries. There are only four companies worldwide who manufacture and sell night sights using tritium. The Company ranks number three out of four. The gun sight industry is highly dependent on major firearms manufacturers as well as consumer and governmental demand for weapons. World conditions and economies can affect the future sales of this product.

The Company's magnetic and hydraulic-magnetic technologies are largely un-proven and may require additional extensive testing before marketing these products can continue. Demand for these products from governmental and industrial sources is largely estimated and while the Company has studied various markets, no assurance can be given that these products can be successfully marketed.

In the future, these products will be marketed outside the United States, which will subject the Company to foreign currency fluctuation risks.

The Company's firearm replica and tire sealant import division has not been tested in the U. S. market and the estimated demand for these products may not reach the Company's expectations.

Note 8:  Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable and Accounts Payable. The carrying amount of accounts receivable and accounts payable in the balance sheet approximates fair value.

Short-Term and Long-Term Debt. The carrying amount of the debts recorded in the balance sheet approximates fair value.

The carrying amounts of the Company's financial instruments at December 31, 1999 and 1998 represent fair value.

Note 9:  Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The Company's comprehensive income does not differ from its reported net income.

Note 10:  Business Segments

The Company has five business segments: (a) Manufacture of night sights for handguns, (b) Manufacture of "the Gripper", a patented device used for climbing steel surfaces, (c) Manufacture of an Emergency Magnetic-Hydraulic Sea Patch System (d) Importation and resale of firearms and (e) Importation and Distribution of a Tire Sealant product. The majority of the Company's sales are derived from sales of night sights. The other segments sales are not material to these financial statements.

ALVIN L DAHL
& ASSOCIATES, PC
Certified Public Accountants
A Professional Corporation






                   Independent Auditor's Report


Board of Directors and Stockholders
21st Century Technologies, Inc.
2513 East Loop 820 North
Ft. Worth, TX 76118

We have audited the accompanying consolidated balance sheets of 21st Century Technologies, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related statements of operations, comprehensive income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 21st Century Technologies, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Alvin L. Dahl & Associates, P.C.

ALVIN L. DAHL & Associates, PC

March 14, 2000


Dallas, Texas


    903 N. Bowser Road, Suite 370 * Richardson, Texas 70581 *
               (972)664-1527 * FAX (972) 6664-1430

         21st Century Technologies, Inc. and Subsidiaries

                    Consolidated Balance Sheet
                   December  31, 1999 and 1998

                                                        1999          1998
                                                    ------------- ------------
Assets
Current Assets:
  Cash and cash equivalents                         $    111,814  $    11,121
  Accounts Receivable(Note 2)                            987,617      996,663
  Inventories(Note 3)                                    349,125      158,976
  Notes Receivable(Note 4)                                     0       35,000
                                                    ------------- ------------
    Total Current Assets                               1,448,556    1,201,760

Property, Plant, and Equipment, Net (Note 6)             127,439      187,314

Other Assets, Net (Note 7)                               421,475      425,230
                                                    ------------- ------------
    Total Assets                                    $  1,997,470  $ 1,814,304
                                                    ============= ============

Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts Payable-trade  (Note 5 )                      104,790       38,929
  Accounts Payable-other                                 163,659          347
                                                    ------------- ------------
    Total Current Liabilities                            268,449       39,276

Other Liabilities:
  Deposits                                                 1,311        3,372
  Notes Payable (Note 9)                                  73,410      141,908
                                                    ------------- ------------
    Total Other Liabilities                               74,721      145,280
                                                    ------------- ------------

Total Liabilities:                                       343,170      184,556

Stockholders' Equity (Note 10):
  Common Stock, $0.001 par value, 50,083,763
   shares issued and 43,905,850 outstanding in 1999
   and 35,023,113 shares issued and 33,477,830
   outstanding in 1998                                    50,083       35,023
  Paid-in Capital                                      4,420,260    3,418,856
  Stock Earned, Not Issued (Note 13)                     360,000      360,000
  Retained Earnings (Deficit)                         (3,064,715)  (2,182,786)
  Treasury Stock                                         (31,628)     (30,089)
  Stock Subscriptions                                   ( 79,700      (10,000)
                                                    ------------- ------------
    Total Stockholders' Equity                         1,654,300    1,591,004
                                                    ------------- ------------
  Total Liabilities and Stockholders' Equity        $  1,997,470  $ 1,814,304
                                                    ============= ============


See Notes to Consolidated Financial Statements

         21st Century Technologies, Inc. and Subsidiaries

              Consolidated Statements of Operations
        For the Two Years Ended December 31, 1999 and 1998

                                                        1999         1998
                                                    ------------- ------------
Net Sales                                           $    889,327  $ 1,701,013

Cost of Sales                                            547,013      469,910
                                                    ------------- ------------

Gross Profit                                             342,314    1,231,103

General and administrative expenses                    1,094,713      762,769

Depreciation and Amortization                            129,530      123,604

Non-Operating Expenses                                         0      240,861
                                                    ------------- ------------
Income (Loss) before Income Taxes                       (881,929)     103,869

Estimated Income Taxes                                         0            0
                                                    ------------- ------------

Net Income (Loss)                                   $   (881,929) $   103,869
                                                    ============= ============

Earnings (Loss) Per Common Share: (Note 12)
  Basic and Diluted                                 $      (0.02) $      0.00




See Notes to Consolidated Financial Statements

         21st Century Technologies, Inc. and Subsidiaries

         Consolidated Statements of Comprehensive Income
                            (Note 17)
            For the Two Years Ended December 31, 1999


1999
----

   Net Income                                           $    (881,929)

     Other comprehensive income, net of tax                         0
                                                        --------------

   Comprehensive income                                 $    (881,929)
                                                        ==============

1998
----

   Net Income                                           $     103,869

    Other comprehensive income, net of tax                          0
                                                        --------------

   Comprehensive income                                 $     103,869
                                                        ==============


See Notes to Consolidated Financial Statements

         21st Century Technologies, Inc. and Subsidiaries

              Consolidated Statements of Cash Flows

        For the Two Years Ended December 31, 1999 and 1998

                                                         1999         1998
                                                    ------------- ------------
Cash Flows From Operating Activities:
Net Income (Loss)                                   $   (881,929) $   103,869
Adjustments to reconcile net income to net cash
 provided (used) by operating activities
   Depreciation and Amortization                         129,530      123,604
Change in operating assets and liabilities:
   Accounts receivable                                     9,046     (860,773)
   Inventory                                           ( 190,149)     (74,396)
   Other non-current assets                             (143,405)     (28,359)
   Accounts payable-trade                                229,173      (31,763)
                                                    ------------- ------------
   Net Cash Provided (Used) by Operating Activities     (847,734)    (747,818)

Cash Flows From Investing Activities:

   Net Cash Provided (Used) by Investing Activities            0      (66,568)


Cash Flows From Financing Activities:
   Decrease in long-term debt                            (66,498)     (53,552)
   Purchase Treasury Stock                                (1,539)     (30,089)
   Sale of stock                                       1,016,464      900,945
                                                    ------------- ------------
   Net Cash Provided (Used) by Financing Activities      948,427      817,304
                                                    ------------- ------------

Net Increase (Decrease) in Cash and Cash Equivalents     100,693        2,918
Cash and Cash Equivalents at Beginning of Year            11,121        8,203
                                                    ------------- ------------

Cash and Cash Equivalents at End of Year            $    111,814  $    11,121
                                                    ============= ============



See Notes to Consolidated Financial Statements

                 21st Century Technologies, Inc.
                  and Consolidated Subsidiaries

            Schedule of Non-Cash Financing Activities

        For the Two Years Ended December 31, 1999 and 1998




                                                            1999       1998
                                                    ------------- ------------
Issue Common Stock for Debt                         $             $    28,410

Issue Common Stock for Services                     $    133,618  $    35,553




See Notes to Consolidated Financial Statements

         21st Century Technologies, Inc. and Subsidiaries

         Consolidated Statements of Stockholders' Equity

            For the Two Years Ended December 31, 1999



                           Common     Paid-in     Retained    Treasury  Stock                 Issued
                            Stock      Capital    (Deficit)    Stock    Subscribed   Total    Shares
                          --------- ------------ ------------ --------- --------- ----------- ----------
Stock Earned, Not Issued                         $ ( 350,000)                     $ (350,000)

Balance, January 1, 1998  $  19,015 $ 2,189,813  $(1,936,655) $      - $       -  $  272,173  19,015,863

Sale of Common stock         16,007   1,235,343            -         -         -   1,251,350  16,007,250

Purchase of Treasury Stock        -           -            -   (39,889)        -     (39,889)          -

Sale of Treasury Stock            -      (6,300)           -     9,800         -       3,500           -

Stock Subscriptions               -           -            -         -   (10,000)    (10,000)          -

Net Income(Loss)                  -           -      103,869         -         -     103,869           -
                          --------- ------------ ------------ --------- --------- ----------- ----------
Balance December 31, 1998    35,022   3,418,856   (2,182,786)  (30,089)  (10,000)  1,591,003  35,023,113

Sale of Common Stock         15,061     901,433            -         -         -     916,494  15,060,640

Purchase of Treasury Stock        -           -            -   (57,200)        -     (57,200)          -

Sale of Treasury Stock            -      99,971            -    55,661         -     155,632           -

Subscriptions Paid                -           -            -         -     7,000       7,000           -

Subscriptions Received            -           -            -         -   (76,700)    (76,700)          -

Net Income(Loss)                  -           -     (881,929)        -         -    (881,929)          -
                          --------- ------------ ------------ --------- --------- ----------- ----------

Balance December 31, 1999 $  50,083 $ 4,420,260  $(3,064,715) $(31,628) $(79,700) $1,654,300  50,083,753
                          ========= ============ ============ ========= ========= =========== ==========




See Notes to Consolidated Financial Statements


   21st Century Technologies, Inc. and Consolidated Subsidiaries
            Notes to Consolidated Financial Statements
          For the Years Ended December 31, 1999 and 1998

Note 1:  Summary of Significant Accounting Policies:

a. Organization and Business Activities

21st Century Technologies, Inc. was incorporated under the laws of the State of Delaware on May 15, 1967 as Satcom Corporation. On November 6, 1991, the Company changed its name to Hughes Pharmaceutical Corporation. Subsequent to 1991, the Company changed its name from Hughes Pharmaceutical Corporation to First National Holding Corporation(FNHC) Delaware. The Company became public in 1985 through a merger with International Fluidics Control, Inc. (formerly Sensory Systems, Inc., Training With The Pros, Inc., and/or M-H Studios, Inc.). International Fluidics Control, Inc. successfully completed a public offering of its securities in 1969 under Regulation A of the Securities Act of 1933.

As of December 31, 1985, the Company had liquidated all business operations and began the search for a suitable merger or acquisition candidate. As a result of this action, the Board of Directors approved a quasi-reorganization for accounting purposes, effective January 1, 1986, whereby all accumulated deficits in shareholders' equity were offset against additional paid-in capital and common stock balance sheet accounts to the extent of reducing these accounts to equal the par value of the issued and outstanding shares of common stock.

During the third quarter of 1994, in conjunction with the execution of a letter of intent to acquire Innovative Weaponry, Inc. (a New Mexico corporation), the Company consummated a plan of merger between FNHC Nevada and FNHC Delaware whereby the Nevada Corporation was the survivor (see below) and changed its corporate name to Innovative Weaponry, Inc. to better reflect its future actions and pending relationship with the acquisition target. On September 15, 1997, the Board of Directors approved a name change to 21st Century Technologies, Inc.

Innovative Weaponry, Inc. - New Mexico was incorporated on June 22, 1988 under the laws of the State of New Mexico. The Company was formed for the development and sale of specialized firearms, firearm systems and related equipment. On September 14, 1992, Innovative Weaponry, Inc. filed a petition for relief under Chapter 11 of the Federal Bankruptcy Laws in the United States Bankruptcy Court of the District of New Mexico. Under Chapter 11, certain claims are stayed while the Debtor continues business operations as Debtor-in-Possession. On August 19, 1994, IWI-NV (now 21st Century Technologies, Inc.) and IWI-NM entered into a letter of intent whereby IWI-NV would use its unregistered, restricted common stock and cash to satisfy certain obligations of IWI-NM in settlement of IWI-NM's bankruptcy action.
On February 1, 1995, the U. S. Bankruptcy Court of the District of New Mexico confirmed the IWI-NM's plan of reorganization. The plan became effective 30 days after its confirmation. IWI-NM became a wholly owned subsidiary of Innovative Weaponry, Inc. (IWI-NV) (formerly First National Holding Corporation) (FNHC Nevada) (now known as 21st Century Technologies, Inc.), a publicly owned company.

b.  Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company considers all cash on hand and in banks, certificates of deposit and other highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

c.  Revenue recognition and credit policies:

In the normal course of business, the Company sells its goods on "cash in advance" or "cash on delivery", but primarily extends unsecured credit to its customers involved in the retail and wholesale sale of the Company's products. Revenue is recognized when products are shipped to the wholesale or retail purchaser. All products are shipped F.O.B. the Company's facilities.

Management has provided an allowance for doubtful accounts, which reflects its opinion of amounts, which will eventually become uncollectible. In the event of complete non-performance by the Company's customers, the maximum exposure to the Company is the outstanding trade accounts receivable balance at the date of non-performance.

d.  Inventory:

Inventory consists of raw materials used in the manufacture of firearm products and finished goods imported for resale. Inventory is carried at the lower of cost or market value, using the first-in, first-out method (FIFO).

e.  Property and equipment:

Property and equipment is recorded at its historical cost. Depreciation is provided in amounts sufficient to relate the asset cost to operations over the estimated useful life (three to seven years) using the straight-line method for financial reporting purposes. Gains and losses from disposition of property and equipment are recognized as incurred and are included in operations.

f.  Income Taxes:

The Company uses the asset and liability method as identified in SFAS 109, Accounting for Income Taxes.

g.  Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

h.  Asset Impairment:

The Company adopted the provisions of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, in its financial statements for the year ended December 31, 1995. The Company prepares an undiscounted estimate of future cash flows for each long-lived asset (excluding production equipment) on an annual basis. If the carrying value of the asset exceeds undiscounted future cash flows expected to be produced by the asset, the Company recognizes an impairment loss. The Company measures the amount of the impairment loss as the amount by which the carrying value of the asset exceeds its fair value. The Subsidiary Bankruptcy Excess Reorganization Value is evaluated annually for events or conditions which would indicate impairment. Management estimates cash flows which can be expected for continuing to use the asset and then compares these estimated cash flows to the asset's carrying amount. If the estimated cash flows resulting from continuing to use the asset exceed the carrying amount of the asset, an impairment adjustment is not necessary. There has been no effect as of December 31, 1999 of adopting SFAS 121.

i.  Stock-Based Compensation:

The Company will follow the fair value based method of accounting as prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, for its stock-based compensation. The Company currently does not have a stock option plan.

j.  Principles of Consolidation and Presentation --Wholly-Owned Subsidiaries:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and accounts have been eliminated in the consolidation.

k.  License Agreement:

The License agreement is amortized over the life of the related patent technology (generally 17 years) using the straight-line method.

l.  Research and Development Costs:

The Company expenses any research and development costs in the period which they are incurred. There are no research and development costs incurred in the periods presented.

m.  Treasury Stock:

The Company utilizes the cost method to account for the acquisition of Treasury Stock.

Note 2:  Accounts Receivable

At December 31, 1999 and 1998, accounts receivable is comprised of the following:

                                             1999           1998
                                         --------------  -------------
Trade Receivables                        $     988,471   $    995,790
Plus:  Other                                                      873
Less Allowance for bad debts                       854              0
                                         --------------  -------------
Total                                    $     987,617   $    996,663

Credit is extended on an evaluation of the customer's financial condition and generally collateral is not required.

On November 6, 1998, Innovative Weaponry received a purchase order from Continental Weapons Ltd for 32,103 Night Sights. Continental was invoiced and a quantity of sights were shipped to South Africa. The balance of the order ( approximately 1,000 sights) has been manufactured and is being held at the Company's manufacturing facility to be installed on the Griffon replica of the Colt 45 as they are received by the Company. The Company receives credit against the purchase price of the pistols they import for the sales price of the sights. The Continental Weapons invoice remains unpaid as of December 31, 1999; however, the Company has negotiated an agreement to sell the receivable for the full invoice value. The sale is scheduled to occur in the second quarter of 2000.

Note 3:  Inventories

At December 31, 1999 and 1998, inventories are comprised of the following:


                                             1999           1998
                                         --------------  -------------
Finished goods                           $      30,715   $     17,376
Griffon Pistols                                 39,930
Purchased for Resale                           109,740
Raw materials                                  168,740        141,600
                                         --------------  -------------
Total current cost                       $     349,125   $    158,976

Note 4:  Notes Receivable

As of December 31, 1999 and 1998, Notes Receivable of the Company are as follows:

                                             1999           1998
                                         --------------  -------------
Frank Mahan                                          0   $     25,000
Carl Swan                                            0   $     10,000


Note 5:  Accounts Payable

As of December 31, 1999 and 1998, the Company was obligated on the following accounts payable amounts:

                                             1999            1998
                                         --------------  -------------
Trade Payables                           $     106,749   $     38,929
Excise & Sales Tax Payable                      16,565
Other Payables & Accruals                      147,094            347
                                         --------------  -------------
Total Accounts Payable                   $     268,449   $     39,276

Note 6:  Property, Plant, and Equipment


                                             1999            1998
                                         --------------  -------------
Leasehold improvements                   $         -0-   $        -0-
Machinery and Equipment                        329,668        310,260
Computer Equipment                              52,399         50,826
Show Modules                                    30,586         30,586
Furniture and Fixtures                          25,075         24,061
Real Estate                                     10,000         10,000
                                         --------------  -------------
Total                                    $     447,728   $    425,733
Less: Accumulated depreciation                 (32,289)      (238,419)

                                         --------------  -------------
Net property, plant, and equipment       $     127,439   $    187,314

There are no capitalized leases included above. All equipment leases maintained by the Company are expense leases, which are expensed as paid. The Company has lease commitments for office and manufacturing facilities; and office equipment of $53,947; $41,902; $36,602; $36,602; $36,602 and $11,454 in
the years 2000 through 2005 respectively.

Note 7:  Other Assets

License Agreement: In June 1995, Trident, a wholly owned subsidiary of the Company, entered into a license agreement (Agreement) with Trade Partners International, Inc. (TPI) to acquire the exclusive license to certain patent rights conveyed to TPI by The University of California as operators of Los Alamos National Laboratory (patent holder) related to the development, marketing and sales rights to certain specified magnetic and/or magnet technology.

The agreed-upon and negotiated value of the Agreement at acquisition date was $75,000. Subsequently, the transaction was re-negotiated and 21st Century acquired all of the common stock of TPI in a Type B reorganization.

Trident, as sub-licensee, is obligated to pay a royalty fee of 8.0% on net income (as defined in the Agreement) of products sold using the patented technology. Further, Trident is to pay an annual maintenance fee, which was $24,000 for the third and all subsequent years of the Agreement. All royalty fees paid during a specific year are to be credited to that year's maintenance fee and the maintenance fee requirement is considered met if the royalty payments during an Agreement year are equal to or exceed the required maintenance fee.

Trademark: The trademark "PT Night Sights" has been capitalized at cost and is being amortized over 17 years.

Bankruptcy excess Re-Organization Cost: Innovative Weaponry, Inc. (IWI) emerged from a bankruptcy filing under Chapter 11 of the US Bankruptcy Code, effective March 1, 1995. As a result of the Plan of Reorganization, IWI became a wholly owned subsidiary of 21st Century Technologies, Inc. and all prior IWI shareholders retained less that a 50% interest in the combined reorganized entities.

In conjunction with IWI's emergence from protection under Chapter 11, IWI adopted "fresh-start" accounting as a result of its acquisition by 21st Century. "Fresh start" accounting allows for the restatement of all assets and liabilities being set to the fair market value of each respective category and the restatement of retained earnings to "0". The resulting amount was debited to the account "Reorganization value in excess of amounts allocable to identifiable assets". This balance is being amortized over ten (10) years using the straight-line method. The amortization period began on March 1, 1995, concurrent with the effective date of IWI's Plan of Reorganization.

The adjustment necessary to reflect the "fresh-start" accounting, as prescribed by Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" issued by the American Institute of Certified Public Accountants reflected a Reorganization value in excess of amounts allocable to identifiable assets.

Other Assets of the Company are as follows:


                                                      1999            1998
                                                 --------------  -------------
PT Night Sight Trademark                         $      25,000   $     25,000
Subsidiary Bankruptcy Excess Reorganization Value      511,303        511,303
License Agreement                                       75,000         75,000
Prepaids and deposits                                                   8,769
Amortization                                          (243,666)      (196,488)

Note 8:  Short-Term Borrowings

Current portion of Long Term Debt in 1999 includes:

Lee Pitts             $    18,614
Liberty Bank               40,072
Odyssey Group              19,729

Note 9:  Long-Term Debt and Related Matters

The President of the Company and her husband, CEO of the Company, have advanced personal funds to the Company to cover cash operating shortfalls. These advances were made during various critical periods when bank financing or the sales of shares were not economically feasible due, in part, to the Company's creditworthiness and cash flow position. These advances have been made over a period of years and are not represented by a note payable. The balance of the advances by the Wilson's is $95,828 at December 31, 1998 and $11,896 at December 31, 1999. No maturity date or interest rate has been established.

The Company is also indebted to the Odyssey Group, a payroll service in Albuquerque, NM, Liberty Bank, and Lee Pitts. The loan from Liberty Bank is secured by Equipment and was repaid in 2000. The Loan from Lee Pitts is unsecured and was repaid in 2000. Mr. Pitts is a former officer and employee of the IWI subsidiary.

                                             1999           1998
                                         --------------  -------------
        Odyssey Group(Recovar Group)     $      39,296         46,080
        Liberty Bank                            40,072              0
        Wilsons(advances)                                      95,828
                                         --------------  -------------
        Notes Payable                    $      73,410   $    141,908

Note 10: Stockholders' Equity

At December 31, 1999 and 1998. the number of authorized and issued common shares and the related par value and dividends paid are as follows:

                                             1999             1998
                                         --------------  -------------
Common stock, authorized                   200,000,000     50,000,000
Common stock issued                         50,083,753     35,023,113
Common stock outstanding                    45,390,850     33,477,830
Common stock, per share par value         $      0.001   $      0.001
Cash dividends paid on common stock               none           none

As part of the Company's re-organization, certain payables were accrued and expensed by IWI-New Mexico. These expenses were later booked as an intercompany transaction and paid by 21st Century Technologies, Inc., which, again expensed the transactions as accounts payable. These transactions were corrected in the 1997 financial statements and the 1997 retained earnings has been restated to show these adjustments.

Note 11:  Earnings (Loss) Per Common Share

Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the years 1999 and 1998. There were no common stock equivalents outstanding during the years 1999 and 1998. SFAS

No. 128, Earnings per Share applies to entities with publicly held common stock and establishes standards for computing and presenting earnings per share (EPS). Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Note 12:  Income Taxes

At December 31, 1999, the Company has available net operating loss carryforwards of approximately $2,704,715 for federal income tax purposes that begin to expire in 2008. The federal carryforwards resulted from losses generated in prior years and have created a deferred tax asset of $919,603.
It is believed to be "more likely than not" that taxable income in the periods prior to the expiration of the deferred tax assets will not be sufficient for the deferred tax assets to be recognized; therefore, a valuation allowance of $919,603 has been recognized to offset the deferred tax assets. There are no deferred tax liabilities. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 1999 and 1998 are as follows:

                                                   1999           1998
                                              --------------  -------------
Deferred tax assets:
   Net operating loss carryforwards           $   2,704,715   $  1,822,786
   Deferred Tax Asset, Net                          919,603        619,747
   Valuation allowance for deferred tax assets     (919,603)      (619,747)
                                              --------------  -------------
   Deferred tax assets                                    0              0


Note 13:  Related-Party Transactions/Stock-Based Compensation

The Company accounts for stock-based compensation using the principles prescribed in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation which states that "...the fair value of the equity instruments used to measure the transaction if that value is more reliably measurable than the fair value of the consideration received."

In September of 1994, the board of directors entered into a consulting contract with Ken Wilson, (husband of the current Company President). This agreement required the Company to issue 1,000,000 shares of Company common stock to Mr. Wilson and to compensate him at the rate of $10,000.00 per month. Should the Company be unable to pay Mr. Wilson in cash, the Company would issue Mr. Wilson its common stock in amount equal to $0.02 per share (which was the share price at the time the consulting contract was entered into between the Company and Mr. Wilson). The Company paid Mr. Wilson through
December of 1994.   In January of 1995, the Company and Mr. Wilson
re-negotiated the agreement to remunerate him solely in stock of the Company.

This was necessary because of the Company's cash flow position and inability to pay Mr. Wilson the previously agreed upon fee under the original consulting agreement. The agreement required Mr. Wilson to perform services for the Company in exchange for 500,000 shares of Company common stock per month. As of the expiration date of the agreement, January 5, 1998, Mr. Wilson earned a total of 19,000,000 shares of the Company's common stock. The agreement required that the stock not be issued until after the end of the initial term of the agreement, which was three years. The stock has not been issued and the shares will be subject to Rule 144 of the US Securities and Exchange Commission when and if issued and will be further subject to a five year "lock-up" requirement. This requirement precludes Mr. Wilson from selling said stock for five years from the date of issuance. To record the prior years' compensation expense, 1998's Beginning Retained Earnings was debited for $350,000 and Compensation Expense in January of 1998 was debited for $10,000. A new classification (stock earned, not issued) was added to the Stockholder's Equity section of the balance sheet and was credited for $360,000 to record the stock not issued to Mr. Wilson.

During 1999 and 1998 the Company issued shares to employees for bonus and other compensatory services. These shares were valued at the then market rate of $0.08 per share. The Company had not convertible debt outstanding during these periods.

The Wilson's have advanced personal funds to the Company to cover cash operating shortfalls (See Note 9).

Note 14:  Commitments and Contingent Liabilities

none

Note 15:  Risks and Uncertainties

The Company operates in highly specialized industries. There are only four companies worldwide who manufacture and sell night sights using tritium. The Company ranks number three out of four. The gun sight industry is highly dependent on major firearms manufacturers as well as consumer and governmental demand for weapons. World conditions and economies can affect the future sales of this product.

The Company's magnetic and hydraulic-magnetic technologies are largely un-proven and may require additional extensive testing before marketing these products can continue. Demand for these products from governmental and industrial sources is largely estimated and while the Company has studied various markets, no assurance can be given that these products can be successfully marketed.

In the future, these products will be marketed outside the United States, which will subject the Company to foreign currency fluctuation risks.

The Company's firearm replica and tire sealant import division has not been tested in the U. S. market and the estimated demand for these products may not reach the Company's expectations.

Note 16:  Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable and Accounts Payable. The carrying amount of accounts receivable and accounts payable in the balance sheet approximates fair value.

Short-Term and Long-Term Debt. The carrying amount of the debts recorded in the balance sheet approximates fair value.

The carrying amounts of the Company's financial instruments at December 31, 1999 and 1998 represent fair value.

Note 17:  Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The Company's comprehensive income does not differ from its reported net income.

Note 18:  Business Segments

The Company has five business segments: (a) Manufacture of night sights for handguns, (b) Manufacture of "the Gripper", a patented device used for climbing steel surfaces, (c) Manufacture of an Emergency Magnetic-Hydraulic Sea Patch System (d) Importation and resale of firearms and (e) Importation and Distribution of a Tire Sealant product. The majority of the Company's sales are derived from sales of night sights. The other segments sales are not material to these financial statements.

Note 19:  Sale of Common Stock/Underwriting

On or about March 1, 1998, the Company entered into an agreement with 21st Century Technologies Funding Limited Partnership, a Virginia Limited Partnership (21st Century Technologies Funding LLC, a Virginia Limited Liability Company, General Partner). The Company agreed to sell 10,000,000 shares of unregistered common stock to the partnership at $0.08 per share, which would raise $800,000.00 in unrestricted working capital for general corporate uses. The Partnership offered for sale 1000 partnership units priced at $1,000.00 each to up to 35 non-accredited investors and unlimited offerings to accredited investors. The offering began on March 30, 1998 and raised $720,000 for 9,000,000 shares.

Note 20:  Non-Operating Expenses

During 1998, the Company entered into a settlement agreement settling a certain action styled Paul A. McCullough vs. Innovative Weaponry, Inc., At Law No. 96-133 in the Circuit Court for Arlington County, Virginia, which consisted, in part, of a Confessed Judgement Promissory Note obligating IWI to pay McCullough in monthly installments of $1647.67. The balance owing on said note was settled by issuing John E. McCullough, Sr., Two Hundred Twelve Thousand Four Hundred (212.400) shares of common stock, without restrictive legend, of 21st Century Technologies, Inc.

The Company settled a lawsuit (involving a contract dispute) styled Morgan Casner Associates, Inc. vs. Innovative Weaponry, et al, Cause No. 96CA006325, in the Civil Division, Superior Court of the District of Columbia. The Company paid $150,000 and received a release of Judgement, which had been granted in the suit.

The Company entered into a settlement agreement settling a certain action under United States District Court for the Northern District of Oklahoma Case No. 97-CV-004-H. Cunningham will return 71,000 shares of the Company's common stock after such time as the Company pays $39,000.00 plus interest. Said payment due and payable on May 12, 1998. The Company paid this settlement on May 8, 1998 and said shares were returned to the treasury.

Dr. Frederick C. Lester loaned IWI-New Mexico $80,000 prior to the Bankruptcy. Under the Plan of Reorganization, he was awarded 80,000 shares in the reorganized Company. He eventually filed suit and a settlement agreement was reached after the current balance sheet date which awarded him $10,000 per month for twelve months. The Company made one $10,000 payment, however, the stock price increased and Dr. Lester returned the payment and sold his shares. The Company's attorneys feel that there is no further liability in this case.

Note 21:  Subsequent Events

The Company's attorneys determined that the 1995 filing with the State of Nevada which raised the Company's authorization to issue shares to 500,000,000 had not been recorded by the State. The number of shares issued and outstanding were not in excess of the state approved authorized amount, however, commitments for future issuance would have caused the Company to be in violation of its state charter. Confirmations were obtained from all of the Company's stockholders verifying the Company's issued and outstanding shares. The Company took action to re-complete the filing requirements with the State of Nevada and has authorization to issue up to 200,000,000 shares.

PART III

ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit
Number     Description                                     Location


2.1        Articles of Incorporation of First National         *
           Holding Corporation dated January 28, 1994


2.2        Certificate of Amendment to Articles of             *
           Incorporation filed September 19, 1994

2.3        Certificate of Amendment to Articles of             *
           Incorporation filed September 29, 1995

2.4        Articles of Merger filed May 19, 1995               *

2.5        Bylaws of 21st Century Technologies,                *
           Inc. filed September 28, 1994

2.6        Certificate of Amendment to Articles of             **
           Incorporation filed June 12, 2000

6.1        Lease Agreement between 21st Century                *
           Technologies, Inc. and Landlord

6.2        Los Alamos Exclusive Patent License                 *

6.3        Agreement dated May 23, 1995 between the            *
           Regents of the University of California and Trade Partners International, Inc

6.3        Trident Sub-License Agreement                       *
           dated July 31, 1996

6.4        Limited Exclusive Patent License Agreement          *
           between the Regents of the University of California and Trident Technologies Corporation

6.5        Application and Permit for Firearms                 *
           Importation dated November 20, 1998

6.6        License of Dept. of Treasury, Bureau                *
           Of Alcohol, Tobacco and Firearms

6.7        Representation Agreement dated                      *
           May 3, 1999

6.8        Registry of Radioactive Sealed Sources              *
           and Devices dated February 20, 1996

6.9        U.S. Nuclear Regulatory Commission                  *
           Materials License dated October 18, 1996

6.10       NRC Registration Amendment dated                    *
           August 22, 1997

6.11       Request to Rescind Confirmatory Order               *
           dated September 14, 1998

6.12       Distribution and Agency Agreement                   *
           dated October 15, 1999

6.13       Radioactive Materials License dated                 *
           October 09, 1999

6.14       Lease Agreement between Trident Technologies        **
           Corporation and Dixie Business Development

6.15       Lease Agreement between 21st First Century          **
           Technologies, Inc. and Dyer Business Associates

6.16       Employment Agreement between 21st First Century     **
           Technologies, Inc. and Douglas N. Spring

6.17       Employment Agreement between 21st Century           **
           Technologies, Inc. and Burren Palmer

6.18       Agreement between 21st Century Technologies,        **
           Inc. and Princeton Research, Inc.

8.1        U.S. Bankruptcy Court Order Confirming              *
           Plan of Reorganization dated February 1,
           1995

22.1       Subsidiaries of the Registrant                      *

27.1       Financial Data Schedule                             **


*Filed with company's initial Form 10-SB on January 27, 2000.
** Filed with company's Form 10-SB Amendment No. 1.

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, 21st Century Technologies, Inc. has caused this first amended registration statement to be signed on its behalf by the undersigned, who is duly authorized.

Date November 1, 2000.               21st Century Technologies, Inc.

                                       By: /s/ Kenneth E. Wilson
                                            _______________________
                                               Kenneth E. Wilson
                                               Chairman of the Board
                                               Chief Executive Officer